UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

PagBank

PagSeguro Digital Ltd.

Consolidated Financial Statements 2024

Feb 20, 2025

PagSeguro Digital Ltd.
Consolidated financial statements
As of December 31, 2024 and 2023

2
investors.pagseguro.com

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
PagSeguro Digital Ltd.
Opinions on the financial statements and
internal control over financial reporting
We have audited the accompanying consolidated balance sheets of PagSeguro Digital Ltd. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

3	PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br

PagSeguro Digital Ltd.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and limitations of internal
control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

4

PagSeguro Digital Ltd.
Revenue recognition
As described in Note 2.17 to the consolidated financial statements, revenue comprises mainly fees charged for the electronic intermediation of the purchases made through the Company's electronic platform, and financial income mostly related to early payments made to merchants. Revenues from the intermediation transactions are recognized when the purchase transaction is approved by the financial institutions (card issuers) and the Company's performance obligation related to the electronic validation of the transaction is completed, while financial income is recognized when the payment to the merchant is anticipated. The Company recorded during the year ended December 31, 2024 as "revenue from transaction activities and other services", substantially related to electronic intermediation fees, and "financial income", mostly related to early payments to merchants, the amounts of R$ 10,352,228 thousand and R$ 9,391,519 thousand, respectively, as described in Note 26 to the consolidated financial statements.
The principal considerations for our determination that performing procedures relating to revenue recognition is a critical audit matter are (i) the complex information technology environment used to process a high volume of transactions with individually low amounts, resulting in a significant volume of data being extracted from the systems of the Company which needs to be reconciled with general ledger before being used for the audit procedures purpose and (ii) effort in performing audit procedures and in evaluating audit evidence considering the high volume and nature of data.
Our approach to addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to revenue recognition process. The procedures also included, among others, (1) reconciliation of the data extracted from the systems with the general ledger; (2) performing audit procedures over the information technology general controls of the Company's systems; (3) test the mathematical accuracy of the revenue recognized as a percentage of the transactions selected, also testing if the percentages applied for these transactions were in accordance with the applicable agreements; (4) performing, on a sample basis, cash collection inspection for the transactions selected; and (5) evaluating the sufficiency of the Company's disclosures.
Measurement of expected credit losses
for loans and credit card receivables
As described in Notes 2.6, 3.2 and 9 to the consolidated financial statements, management measures the expected credit losses at the probability-weighted estimate of credit losses, which involves management's judgment, as set forth in IFRS 9 - Financial Instruments. As of December 31, 2024, the expected credit losses on (i) loans and (ii) credit card receivables were R$ 130,663 thousand and R$ 117,883 thousand, respectively. The balance of (i) loans and (ii) credit card receivables as of December 31, 2024 was R$ 143,270 thousand and R$ 777,996 thousand, respectively. Management calculates expected credit losses ('ECL') using collective models, probability of default ('PD'), loss given default ('LGD') and exposure at default ('EAD'). The ECL measurement is based on management's estimate of present value expected to be received, which uses assumptions as the historical loss experience, credit quality and guarantees, economic factors and estimated future cash flows. In this assessment, management has considered forward-looking information, changes in macroeconomic scenarios, impacting the calculation model for provisioning expected credit losses.
The principal considerations for our determination that performing procedures relating to the measurement of expected credit losses is a critical audit matter are (i) there was significant judgment used by management in determining the expected credit losses, considering the severity of past due loans and credit card receivables during the current year and also the significant assumptions used in determining the PD, EAD and LGD, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these significant assumptions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating those significant assumptions.

5

PagSeguro Digital Ltd.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management's measurement of expected credit losses, which included controls over the assumptions used. These procedures also included, among others: (i) the involvement of professionals with specialized skill and knowledge to assist in testing management's process for determining the expected credit losses, including evaluating the appropriateness of the methodology and models, testing the accuracy and completeness of data used, and evaluating the reasonableness of significant assumptions; (ii) the analysis of management's accounting policies in comparison with IFRS 9 - Financial Instruments; and (iii) evaluating the sufficiency of the Company's disclosures.
São Paulo, February 20, 2025

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Auditores Independentes Ltda.
We have served as the Company's auditor since 2020.

6

Management's Report on Internal Control over Financial Reporting
The management of Pagseguro Digital Ltd. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
The Company's internal control over financial reporting is a process under the supervision of the chief executive officer and chief financial officer and effected by the Company's Statutory Audit Committee, the Company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with and in compliance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with and in compliance with IFRS as issued by the IASB and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2024, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2024 the Company's internal control over financial reporting is effective.
São Paulo
February 17, 2025.

/s/ Alexandre Magnani	/s/ Artur Schunck
Alexandre Magnani	Artur Gaulke Schunck
Chief Executive Officer	Chief Financial Officer

7
investors.pagseguro.com

PagSeguro Digital Ltd.
Consolidated balance sheets
As of December 31, 2024 and 2023
(All amounts in thousands of reais)

	Note	December 31, 2024	December 31, 2023
Assets

Current assets
Cash and cash equivalents	6	927,668	2,899,060
Financial investments	7	487,924	782,612
Compulsory reserve	8	4,761,404	2,525,971
Accounts receivable	9	57,628,538	41,757,204
Receivables from related parties	11	9,082	4,307
Derivative financial instruments	30	58,470	—
Inventories		1,642	33,537
Recoverable Taxes	10	551,722	563,305
Other receivables		194,465	162,832
Total current assets		64,620,915	48,728,828

Non-current assets
Accounts receivable	9	2,174,735	1,143,779
Receivables from related parties	11	22,767	27,974
Recoverable Taxes	10	318,197	—
Judicial deposits		79,591	50,992
Deferred income tax and social contribution	23	95,872	98,856
Other receivables		89,902	35,584
Property and equipment	13	2,572,336	2,451,011
Intangible assets	14	2,926,302	2,571,069
Total non-current assets		8,279,702	6,379,265

Total assets		72,900,617	55,108,093

8	The accompanying notes are an integral part of these consolidated financial statements.
investors.pagseguro.com

PagSeguro Digital Ltd.
Consolidated balance sheets
As of December 31, 2024 and 2023
(All amounts in thousands of reais)

	Note	December 31, 2024	December 31, 2023
Liabilities and equity

Current Liabilities
Payables to third parties	15	11,557,648	9,965,603
Obligations to FIDC quota holders	16	134,375	—
Checking Accounts	17	12,030,573	11,382,924
Banking Issuances	18	12,677,098	11,365,373
Salaries and social security charges	19	402,643	345,248
Taxes and contributions	20	280,762	240,671
Provision for contingencies	21	43,820	91,490
Borrowings	22	4,521,503	189,427
Derivative Financial Instruments	30	69,969	40,945
Trade payables		663,229	513,920
Payables to related parties	11	116,383	135,478
Deferred revenue	2.17	128,849	128,461
Other liabilities		117,630	32,379
Total current liabilities		42,744,482	34,431,919

Non-current liabilities
Payables to third parties	15	84,570	185,861
Obligations to FIDC quota holders	16	1,017,009	118,986
Banking Issuances	18	11,412,136	4,823,067
Payables to related parties	11	1,014,863	341,326
Deferred income tax and social contribution	23	1,790,362	1,832,087
Provision for contingencies	21	71,140	5,729
Deferred revenue	2.17	16,579	17,724
Other liabilities		81,104	110,709
Total non-current liabilities		15,487,763	7,435,489

Total liabilities		58,232,245	41,867,408

Equity
Share capital	24	26	26
Treasury shares	24	(1,367,677)	(760,317)
Capital reserve	24	6,133,863	6,132,745
Retained earnings	24	10,007,444	7,891,076
Equity valuation adjustments	24	(22,372)	(22,372)
Other comprehensive income	24	(82,912)	(473)
Total equity		14,668,372	13,240,685

Total liabilities and equity		72,900,617	55,108,093

9	The accompanying notes are an integral part of these consolidated financial statements.
investors.pagseguro.com

PagSeguro Digital Ltd.
Consolidated statements of income
Years ended December 31, 2024, 2023 and 2022
(All amounts in thousands of reais unless otherwise stated)

		For the year ended December 31,
	Note	2024	2023	2022
Revenue from transaction activities and other services	26	9,183,282	9,027,242	8,906,406
Financial income	26	9,150,427	6,653,046	6,252,735
Other financial income	26	475,923	268,113	175,773

Total revenue and income		18,809,632	15,948,401	15,334,914

Cost of sales and services	27	(9,543,315)	(8,132,580)	(7,470,895)
Selling expenses	27	(1,859,590)	(1,429,816)	(1,946,075)
Administrative expenses	27	(972,251)	(732,689)	(668,679)
Financial costs	27	(3,746,688)	(3,269,556)	(3,151,552)
Other income (expenses), net	27	(307,859)	(366,653)	(338,397)

Profit before income taxes		2,379,929	2,017,107	1,759,316

Current income tax and social contribution	23	(261,211)	(101,846)	(60,718)
Deferred income tax and social contribution	23	(2,350)	(261,577)	(193,830)

Income tax and social contribution		(263,561)	(363,423)	(254,548)

Net income for the period		2,116,368	1,653,684	1,504,768

Basic earnings per common share - R$	25	6.6953	5.1387	4.6002
Diluted earnings per common share - R$	25	6.6238	5.1047	4.5705

10	The accompanying notes are an integral part of these consolidated financial statements.
investors.pagseguro.com

PagSeguro Digital Ltd.
Consolidated statements of comprehensive income
Years ended December 31, 2024, 2023 and 2022
(All amounts in thousands of reais)

		For the year ended December 31,
		2024	2023	2022

Net income for the year		2,116,368	1,653,684	1,504,768
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	24	767	56	(677)
Loss on financial assets designated at fair value through OCI	24	(129,503)	(845)	(162)
Gain derivative Financial Instruments through OCI	24	3,434	253	—
Income tax and social contribution	24	42,863	201	55

Other comprehensive income for the year		2,033,929	1,653,349	1,503,984

11	The accompanying notes are an integral part of these consolidated financial statements.
investors.pagseguro.com

PagSeguro Digital Ltd.
Consolidated statements of changes in equity
Years ended December 31 2024, 2023 and 2022
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total equity

On December 31, 2021		26	(285,011)	5,828,754	247,532	4,732,624	(22,372)	645	10,502,198

Net income for the year	24	—	—	—	—	1,504,768	—	—	1,504,768
Currency translation adjustment	24	—	—	—	—	—	—	(677)	(677)
Loss on financial assets through OCI	24	—	—	—	—	—	—	(107)	(107)
Gain on derivative Financial Instruments through OCI	24	—	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	24	—	—	—	127,389	—	—	—	127,389
Acquisition of treasury shares	24	—	(291,445)	—	—	—	—	—	(291,445)
(LTIP) of treasury shares	24	—	101,102	—	(101,102)	—	—	—	—
On December 31, 2022		26	(475,353)	5,828,754	273,818	6,237,392	(22,372)	(138)	11,842,126

Net income for the year	24	—	—	—	—	1,653,683	—	—	1,653,683
Currency translation adjustment	24	—	—	—	—	—	—	56	56
Loss on financial assets through OCI	24	—	—	—	—	—	—	(558)	(558)
Loss on derivative Financial Instruments through OCI	24	—	—	—	—	—	—	167	167
Share based long term incentive plan (LTIP)	24	—	—	—	144,617	—	—	—	144,617
Acquisition of treasury shares	24	—	(399,408)	—	—	—	—	—	(399,408)
(LTIP) of treasury shares	24	—	114,444	—	(114,444)	—	—	—	—
On December 31, 2023		26	(760,317)	5,828,754	303,991	7,891,076	(22,372)	(474)	13,240,685

Net income for the year	24	—	—	—	—	2,116,368	—	—	2,116,368
Currency translation adjustment	24	—	—	—	—	—	—	767	767
Loss on financial assets through OCI	24	—	—	—	—	—	—	(85,472)	(85,472)
Gain on derivative Financial Instruments through OCI	24	—	—	—	—	—	—	2,266	2,266
Capital Reserve	24	—	—	(475)	—	—	—	—	(475)
Share based long term incentive plan (LTIP)	24	—	—	—	178,692	—	—	—	178,692
Acquisition of treasury shares	24	—	(784,459)	—	—	—	—	—	(784,459)
(LTIP) of treasury shares	24	—	177,099	—	(177,099)	—	—	—	—
On December 31, 2024		26	(1,367,677)	5,828,279	305,584	10,007,444	(22,372)	(82,913)	14,668,372

12	The accompanying notes are an integral part of these consolidated financial statements.
investors.pagseguro.com

PagSeguro Digital Ltd.
Consolidated statements of cash flows Years ended December 31, 2024, 2023 and 2022 (All amounts in thousands of reais)
Consolidated statements of cash flows

		For the year ended December 31,
	Note	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		2,379,929	2,017,107	1,759,316
Expenses (revenues) not affecting cash:
Depreciation and amortization	27	1,600,932	1,355,653	1,130,690
Total Losses	27	456,079	536,048	984,487
Accrual of provision for contingencies		45,707	59,197	37,276
Share based long term incentive plan (LTIP)	24	178,692	144,617	127,391
Loss on disposal of property, equipment, intangible, inventories and investment assets		207,506	295,989	270,901
Derivative Financial Instruments, net		52,802	1,025	22,289
Interest accrued		1,072,588	585,868	592,146
Other (income) cost, net		1,234	(1,750)	6,355
Changes in operating assets and liabilities
Accounts receivable		(21,418,997)	(10,531,495)	(17,853,689)
Compulsory reserves		(1,947,170)	(1,274,173)	(157,419)
Inventories		5,225	(20,256)	36,257
Recoverable taxes		(167,291)	(59,927)	154,273
Other receivables		(101,614)	(9,850)	26,050
Deferred revenue		(756)	2,123	(36,338)
Other liabilities		58,356	8,352	(31,734)
Payables to third parties		1,488,877	962,405	(4,030,807)
Checking accounts		343,095	2,468,088	8,878,436
Obligations to FIDC quota holders		1,000,000	—	100,000
Trade payables		148,601	63,498	(133,846)
Receivables from (payables to) related parties		583,486	(191,812)	9,787
Banking Issuances		9,017,299	4,945,183	9,006,018
Salaries and social charges		57,396	51,457	33,054
Taxes and contributions		(95,394)	127,276	25,829
Provision for contingencies		(35,291)	(28,652)	(24,234)
		(5,068,709)	1,505,971	932,488
Income tax and social contribution paid		(157,340)	(82,633)	(89,899)
Interest income received (paid)		1,809,756	2,576,415	2,706,373
NET CASH USED IN OPERATING ACTIVITIES		(3,416,293)	3,999,753	3,548,962
CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions, net of cash acquired		—	(31,313)	—
Purchases of property and equipment	13	(1,131,878)	(951,558)	(1,096,059)
Purchases and development of intangible assets	14	(1,188,763)	(1,036,806)	(1,040,337)
Redemption (Acquisition) of financial investments		490,552	(684,120)	(48,134)
NET CASH USED IN INVESTING ACTIVITIES		(1,830,089)	(2,703,797)	(2,184,530)
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings	22	8,883,160	300,000	250,000
Payment of borrowings	22	(4,723,135)	(100,000)	(1,213,144)
Payment of borrowings Interest	22	(62,463)	(9,613)	(56,931)
Acquisition of treasury shares	24	(784,459)	(399,408)	(291,443)
Payment of leases	13	(18,590)	(16,972)	(18,179)
Derivative Financial Instruments, net		(19,523)	—	—
NET CASH PROVIDED BY FINANCING ACTIVITIES		3,274,990	(225,993)	(1,329,697)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,971,392)	1,069,963	34,735
Cash and cash equivalents at the beginning of the year	6	2,899,060	1,829,097	1,794,362
Cash and cash equivalents at the end of the year	6	927,668	2,899,060	1,829,097

13	The accompanying notes are an integral part of these consolidated financial statements.
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
Notes to the consolidated financial statements

1.General information
PagSeguro Digital Ltd., (“PagSeguro Digital” or the “Company”), is a holding company with its principal executive offices located in Cayman Islands, subsidiary of Universo Online S.A. (“UOL”), referred to, together with its subsidiaries, as the “PagSeguro Group”, and was incorporated on July 19, 2017. A total of 99.99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on December 20, 2006, and engages in providing financial technology solutions and services and corresponding related activities, focused principally on micro merchants and small and medium-sized businesses (“SMEs”).
In January 2023, Pagseguro Biva Serviços Financeiros Ltda. incorporated Pagseguro Biva Correspondente Bancário Ltda and, in July 2023, PagSeguro Instituição de Pagamento S.A. incorporated Registra Seguro S.A.
In July, 2023, PagSeguro Brazil acquired 90% of the shares of Netpos Serviços de Informática S.A. (Netpos), in addition to the 10% previously acquired and obtained 100% of the share capital of the company.
In June 2024, PagSeguro Digital acquired 5% of Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”) shares from its subsidiary PagSeguro Brazil, which together with the 15% of FIDC shares previously acquired resulted in PagSeguro Digital owning 20% of the subordinated quotas of the fund.
In June 28, 2024, PagSeguro Group constituted an investment fund as a subsidiary of PagSeguro Brazil called Fundo de Investimento em Direitos Creditórios – Pagbank Multiadquirencia (“FIDM”). The objective of this fund is to anticipate third-party assignments in accordance with market operations.
The subsidiaries of PagSeguro Digital are PagSeguro Brazil, PagSeg Participações Ltda. (“PagSeg”), BS Holding Financeira Ltda. (“BS Holding”) and PagSeguro Holding Ltd. (“PSHC”). The PagSeguro Group subsidiaries are as follows:
•PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”), Wirecard Brazil Instituição de Pagamento S.A. (“MOIP”), Concil Inteligência em Conciliação S.A. (“Concil”) and Netpos Serviços de Informática S.A. (“Netpos”).
•PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Pagseguro Tecnologia, BCPS Online Services Lda. (“BCPS”), CDS Serviços Financeiros Ltda. (“CDS”), Pagseguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) and Pag Participações Ltda. (“Pag Participações”).
•Pag Participações subsidiaries are Tilix Digital Ltda. (“TILIX”), Yamí Software & Inovação Ltda. (“YAMÍ”) and Zygo Serviços de Tecnologia S.A. (“ZYGO”).
•PSHC subsidiaries are Pagseguro Chile SPA (“Pagseguro Chile”), Pagseguro Colombia S.A.S (“Pagseguro Colombia”), PSGP México S.A de C.V. (“PSGP Mexico”) and Pagseguro Peru S.A.C. (“Pagseguro Peru”).
•BS Holding subsidiaries are BancoSeguro S.A. (“Bancoseguro”) and Paginvest CTVM Ltda. (“Paginvest”).
These consolidated financial statements include Pagseguro Brazil, PagSeg, PSHC, BS Holding and corresponding subsidiaries.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies
2.1. Basis of preparation of the consolidated financial statements
These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS®"), as issued by the International Accounting Standards Board (“IASB®") and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value.
The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying PagSeguro Group'’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.
These consolidated financial statements as of December 31, 2024 and 2023 and for the three years ended December 31, 2024, were authorized for issuance by PagSeguro Digital'’s Board of Directors on February 17, 2025.
2.2. Basis of consolidation
PagSeguro Group consolidates all entities over which it has control. Control is achieved when PagSeguro Group is exposed or has rights to variable returns with its involvement with the investee and can affect those returns through its power over the investee's relevant activities.
Subsidiaries are all entities over which PagSeguro Digital has control. Subsidiaries are fully consolidated from the date PagSeguro Group obtains control of the subsidiary and ceases when PagSeguro Group loses control of the subsidiary. The subsidiaries included in the consolidation are described in Note 4.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.
2.3. Foreign currencies
i) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.
Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
ii) Group companies
On consolidation, the assets and liabilities of foreign operations are translated into Reais at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions.
The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.
2.4. Cash and cash equivalents
Cash and cash equivalents are held for the purpose of meeting short-term cash needs and not for investment or any other purposes. PagSeguro Group classifies as cash equivalents a financial investment that can be immediately converted into a known amount of cash and is subject to immaterial risk of change in value. PagSeguro Group classifies financial instruments with original maturities of three months or less as cash equivalents.
2.5. Financial instruments - initial recognition and subsequent measurement
i) Financial assets
Initial recognition and measurement
Financial assets are classified, at initial recognition and subsequently measured at amortized cost, fair value through other comprehensive income ("OCI”), and fair value through profit or loss. The classification depends on the financial asset'’s contractual cash flow characteristics and the Group'’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.
For a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.
The Group'’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling (such as the financial investment disclosed on Note 7).
Financial assets include cash and cash equivalents, financial investments, compulsory reserves, receivables from related parties, accounts receivable, judicial deposits and other receivables.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
Subsequent measurement
The subsequent measurement of financial assets depends on their classification, which may be (i) financial assets at amortized cost; (ii) financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments); and (iii) financial assets at fair value through profit or loss.
Financial assets at amortized cost
Financial assets at amortized cost relating to debt instruments are subsequently measured using the effective interest method and are subject to impairment. Financial assets at amortized cost relating to equity instruments are measured at cost of acquisition. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired.
The Group's financial assets at amortized cost includes cash and cash equivalents, accounts receivable, judicial deposits, financial investments, compulsory reserve, receivables from related parties, and other receivables.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are presented at fair value in the balance sheet, with the corresponding gains or losses recognized in the statement of income. The Group does not hold any financial asset within this category.
Financial assets at fair value through OCI
For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.
The Group's debt instruments at fair value through OCI includes investments in Brazilian Treasury Bonds as disclosed in Note 7, 8 and Accounts Receivable in Note 9. The Group has identified certain receivables from Card Issuers and Acquirers which are managed separately. The Group assessed that the appropriate business model of some Card Issuers and Acquirers originated after September of 2024 which is held by the Group as part of liquidity management is held to collect and sell and measured at fair value thorough other comprehensive income (FVOCI).
Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. The Group does not hold any financial asset within this category.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
Derecognition
A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:
•The rights to receive cash flows from the asset expire; or
•PagSeguro Group transfers its rights to receive cash flows from the asset or assumes an obligation to pay the received cash flows in full to a third party under a "pass-through" arrangement; and (a) transfers virtually all the risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control of the asset.
When PagSeguro Group has transferred its rights to receive cash flows from an asset and has not transferred or retained substantially all the risks and benefits of the asset, this asset is recognized to the extent of PagSeguro Group'’s continuing involvement in the asset. In such case, PagSeguro Group also recognizes an associated liability.
The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that PagSeguro Group has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that PagSeguro Group may be required to repay.
ii) Impairment of financial assets
PagSeguro Group assesses at the balance sheet date, if there is significantly increase on credit risk of financial instruments since initial recognition that a financial asset or a group of financial assets is impaired. The Group recognizes an allowance for expected credit losses ("ECLs") for all debt instruments at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
ECLs are recognized in three stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
The Group applies a credit risk policy taking into consideration the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers. To mitigate this risk, the PagSeguro Group has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, as discussed in Note 29.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
For debt instruments at fair value through OCI, the Group applies at every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. The Group's debt instruments at fair value through OCI comprise investments in Brazilian Treasury Bonds and Accounts receivable, considered to be low credit risk investments.
iii) Financial liabilities
Initial recognition and measurement
Financial liabilities are classified at initial recognition, as financial liabilities at fair value through profit or loss, or amortized cost. PagSeguro Group determines the classification of its financial liabilities at initial recognition.
Financial liabilities include payables to third parties, checking accounts, banking issuances, payables to related parties, trade payables and other payables.
Subsequent measurement
The subsequent measurement of financial liabilities depends on their classification, which may be as follows:
Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include held-for-trading financial liabilities and financial liabilities designated at fair value through profit or loss at initial recognition. Financial liabilities and corresponding specific derivative entered with the objective of protecting against fair value exposure risk are also designated at cash flow hedge and fair value hedge.
Financial liabilities are classified as held-for-trading if acquired for sale in the short term. This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IFRS 9 - Financial Instruments.
Gains and losses on held-for-trading liabilities are recognized in the statement of income.
Financial liabilities at amortized cost
After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate method, and are recognized in the statement of income.
Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in "Financial expenses" in the statement of income.
Derecognition
A financial liability is derecognized when the obligation is discharged, canceled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
iv) Financial instruments - offsetting
Financial assets and liabilities are presented net in the balance sheet if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.
v) Fair value of financial instruments
The fair value of financial instruments actively traded in organized markets is determined based on quoted market prices at the balance sheet date, without a deduction of transaction costs.
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These techniques include the use of recent arm's length transactions, reference to other similar instruments, discounted cash flow analysis or other valuation methods.
vi) Current versus non-current classification
The PagSeguro Group presents financial assets and liabilities in the balance sheet based on current and non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in the normal operating cycle; (ii) held primarily for the purpose of trading; (iii) expected to be realized within twelve months after the reporting period; or (iv) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.
A liability is current when: (i) it is expected to be settled in the normal operating cycle; (ii) it is held primarily for the purpose of trading; (iii) it is due to be settled within twelve months after the reporting period; or (iv) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.
vii) Derivative Financial Instruments
Derivatives are initially recognized at fair value on the date a derivative contract is entered, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedge accounting and, if so, the nature of the item being hedged.
At inception of the hedge accounting, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedge accounting are expected to offset changes in the cash flows of hedged items.
If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the remaining period until maturity, using a recalculated effective interest rate.
2.6. Accounts receivable
Accounts receivable include mainly (i) the receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform and (ii) loans, credit card receivables and payroll loans and other credit operations. If the term is equivalent to one year or less, accounts receivable is classified as current assets, if not, as non-current assets.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
For debit and credit cards receivables from the clients, since they are comprised of transactions approved by large financial institutions that have a low overall risk level based on ratings received from major credit rating agencies, the PagSeguro Group assess it’s expected credit risk as low. This assessment is constantly updated considering other external factors, such as credit ratings assigned by FITCH, S&P and Moody's.
PagSeguro Group incurs financial expenses when an election to receive early payment of accounts receivable from financial institutions is made. This financial expense is recognized at the time the financial institution agrees to liquidate the accounts receivable due in installments on a prepaid basis, and it is recorded as Financial expenses in the statement of income.
For loans, credit card receivables and payroll loans and other credit operations, the methodology for determining the allowance for impairment loss is periodically reviewed, and calculated based on the multiplication of the following factors:
•Probability of Default (PD): probability of the counterparty not meeting its contractual payment obligations;
•Exposure at Default (EAD): amount exposed to credit risk at default; and
•Loss Given Default (LGD): percentage of the exposure that is not expected to be recovered in the event of default.
Pagseguro Group uses a credit risk rating model that assesses the risk of insolvency and default of counterparties, the methodologies and rules of which are defined in internal rules and policies. The main purpose of this credit risk rating model is to rate the likelihood of a customer to default, called Probability of Default (PD), by using objective factors that combine the economic and financial information on the customer and its economic group with the accessory guarantees offered for the operations: significant financial difficulty of the issuer or debtor; high probability of bankruptcy or composition with creditors or financial reorganization; breach of contract, such as a default or arrears in interest or principal payments; debt renegotiation; and the disappearance of an active market.
The PD is set for each business segment established by PagSeguro, which segregation is mainly based on customer size, so that customers with similar behavior and PD are grouped.
The weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating this allows the grouping of customers with similar credit risks and classification into one of the following stages:
•Stage 1: comprises the credit portfolio that have not shown significant increase in credit risk since initial recognition, or that showed a low credit risk at the reporting date of the financial statement. It requires the recognition of an allowance related to the expected credit losses resulting from default events that are possible within 12 months after the reporting date (12-month expected credit losses).
•Stage 2: comprises the credit portfolio that have shown significant increase in credit risk since initial recognition, but that did not show probability of the counterparty not meeting its contractual payment obligations. It requires the recognition of an allowance at the amount of the expected credit losses considering default events that are possible over the expected lifetime of the transaction.
•Stage 3: comprises the credit portfolio that show probability of the counterparty not meeting its contractual payment obligations. It requires the recognition of an allowance at the amount of the expected credit losses considering default events that are possible over the expected lifetime of the transaction.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
In addition to the above-described internal policies and rules, used for calculating the necessary allowance requirements, the recognition of the allowance for impairment also takes into consideration prospective information and scenarios established by Pagseguro, as follows: change in macroeconomic scenarios which impact in the calculation mode, such as, unemployment rate, Gross Domestic Product (GDP), score to credit cards, inflation rate, debt rate and score to loans. Macroeconomic scenarios also involve inherent risks, market uncertainties and other factors that may give rise to results different from those expected.
Finally, in addition to the methodology for calculating the allowance for impairment (EAD x PD x LGD), Pagseguro takes into consideration any other factor that may not be reached by such methodology, applying such factor to the individual transaction level. In this assessment, management has considered forward looking information and assumptions as the historical loss experience, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.
An asset or group of financial assets is impaired and impairment loss is incurred if: there is probability of the counterparty not meeting its contractual payment obligations as a result of one or more events that occurred after the initial recognition of the asset (a "loss event"); such loss event (or events) effectively impact the estimated future cash flows of the operation; and the loss can be reliably estimated.
If, in a subsequent period, the amount of the loss decreases and is objectively related to an event occurring after the loss recognition (such as an upgrade in the debtor'’s credit rating), the previously recognized loss is reversed by adjusting the allowance.
2.7. Inventories
Inventories consist of POS devices. Inventories are stated at historical cost. The Company used the average cost method to account for inventories' cost and corresponding provision for losses is recognized when sale value is lower than its purchase cost.
2.8. Property and equipment
Property and equipment is stated at historical cost, net of accumulated depreciation and accumulated impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisition of the items and may also include finance costs related to the acquisition of qualifying assets.
Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to PagSeguro Group and that such benefits can be reliably measured.
The carrying amount of replaced items or parts is derecognized. All other repairs and maintenance expenses are charged to the statement of income during the year in which they are incurred.
The asset’s residual values and useful lives are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. Depreciation is calculated using the straight-line method, based on the estimated useful lives, as shown below:

Data processing equipment (includes the POS devices)	2.5 to 5 years
Building leasings	5 to 10 years
Machinery and equipment	5 to 10 years
Other assets	5 to 10 years

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
During 2024, the Company reviewed the estimated useful lives of these assets and no significant change was identified.
An item of property and equipment is derecognized upon disposal or when future economic benefits are expected from its use or disposal. Any gain or loss on disposal (calculated as the difference between the net disposal proceeds with the carrying amount of the asset) is recognized within "Other (expenses) income, net" in the statement of income when an asset is derecognized.
An asset's carrying amount is immediately written down to its recoverable amount when the asset'’s carrying amount is greater than its estimated recoverable amount. See note 2.10.
2.9. Intangible assets
Software licenses are recorded at historical cost. Software licenses are amortized on the straight-line basis over the estimated useful life of the software which is approximately five years.
Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by PagSeguro Group are recognized as intangible assets.
Directly attributable costs relating to internal development of software are capitalized as part of the software product, which mainly includes costs incurred with employees and third-party contracted services.
Other development expenditures that do not meet the capitalization criteria are expensed as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period and are included in the income statement.
Capitalized computer software development costs are amortized over their estimated useful lives which are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate.
2.10. Impairment of non-financial assets
The PagSeguro Group assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the PagSeguro Group estimates the asset's recoverable amount. An asset'’s recoverable amount is the higher of an asset's or CGU's fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used.
The Group bases its impairment calculation on most recent budgets and forecast calculations. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset's or CGU's recoverable amount. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Goodwill is impaired when the recoverable amount of the CGU is less than it is carrying amount, an impairment loss is recognized.
2.11. Payables to third parties
PagSeguro Group recognizes a liability from transactions of sales and services that will be settle according by merchant’s.
The payables to third parties from installment transactions are estimated based on the fair value, in accordance with the terms of these transactions.
2.12. Checking Accounts
Checking accounts refer to amounts due to merchants that use PagSeguro Brazil platform and balance from clients. PagSeguro Group recognizes a liability that will be made available to the merchant and clients on its PagSeguro account. The Group keep the amount in Certificate of Deposits and the difference between initial and final amount is treated as interest due after 30 days of recognition.
2.13. Obligations to FIDC quota holders
Obligations to FIDC quota holders refers to amount of the senior quotas of the FIDC were issued to third parties investors. The PagSeguro Group recognizes a liability relating to contributions from third parties investors and the difference between initial and final amount is treated as interest.
2.14. Banking issuances
The PagSeguro Group has sell-buy back transactions. Such repurchase agreements are recorded in term deposits accounts when refers to certificate deposits operations and interbank deposits accounts for financial letter issuance purposes. The difference between sale price and repurchase price is treated as interest and it is recognized during the term of the agreement by effective interest rate method.
2.15. Borrowings
Borrowings are initially recognized at fair value less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method, except for the embedded derivative, which is measured at fair value through profit or loss.
Gains and losses are recognized in the consolidated income statements when the liabilities are derecognized as well as through the effective interest method amortization process. Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization is included in interest expense in the consolidated income statements.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
2.16. Provisions
Provisions are recognized when PagSeguro Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. When PagSeguro Group expects the value of a provision to be reimbursed, in whole or in part (for example, due to an insurance contract) the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. Expenses associated with any provisions are presented in the statement of income, net of any reimbursements. PagSeguro Group is a party to legal and administrative proceedings.
Provisions are established for all contingencies related to lawsuits for which it is probable that an outflow of funds will be necessary to settle the contingency/obligation and a reasonable estimate can be made. The assessment of the likelihood of loss includes the evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their importance in the legal system, as well as the opinion of outside legal counsel. The provisions are reviewed and adjusted to reflect changes in circumstances.
2.17. Revenue and income
Revenue from contract with customers is recognized as control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services in the ordinary course of PagSeguro Group's activities. Revenue is presented net of sales and excise taxes and returns.
PagSeguro Group's revenue from contract with customers substantially comprises:
•Revenue from transaction activities and other services: Revenue from fees charged for intermediation of electronic payments, and other services such as prepaid cards, which are recognized at the time the purchase is approved by the financial institution.
•Revenues from fees charged for intermediation of electronic payments are recognized on a gross basis and related transaction costs are recognized as Cost of sales and services, since PagSeguro Group is the principal in the intermediation transaction. PagSeguro Group has primary responsibility for providing the services to customers and directly sets the prices for such services, independently from the related transaction costs agreed between PagSeguro Group and the card schemes or card issuers.
•Revenue from membership fee: The Company charges a non-refundable membership fee at the inception of the contract with customers that provides access to the PagSeguro Group ecosystem. Revenue related to the non-refundable membership fee has been deferred according to the PagSeguro clients' internal metrics and recognized in deferred revenues over time.
•Revenue from credit operations: The Company recognizes income earned on a daily pro-rata basis. Income from credit operations due and overdue before entering in stop accrual is recorded in revenue from transaction activities and services. After stop accrual will only be recognized income when actually received.
•Income is mostly comprised of financial income recognized because of the discount rate charged on the early payments of payables to third parties (merchants). The income is recognized at the time the merchant receives the payment for the sale in installments on an early payment basis, and it is recorded as financial income in the statement of income.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
2.18. Current and deferred income tax and social contribution
Current income tax and social contribution
Tax assets and liabilities for the current year are calculated based on the expected recoverable amount or the amount payable to the tax authorities. The tax rates and tax laws used to calculate the amount are those enacted or substantively enacted at the balance sheet date in the countries where PagSeguro Group operates and generates taxable income.
Current income tax and social contribution related to items recognized directly in equity are recognized in equity. PagSeguro Group periodically evaluates the tax positions involving interpretation of tax regulations and establishes provisions when appropriate.
Deferred taxes
Deferred taxes arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts at the balance sheet date.
Deferred tax liabilities are recognized for all temporary taxable differences, except in the following situations:
•When the deferred tax liability arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit; and
•On temporary tax differences related to investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
•Deferred tax assets are recognized on all deductible temporary differences and tax loss carryforwards, to the extent that it is probable that taxable profit will be available against which they can be offset, except:
•When the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss; and
•On the deductible temporary differences associated with investments in subsidiaries. Deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized.
The carrying amount of deferred tax assets is reviewed at each reporting date and a deferred tax asset is recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will be available to allow their utilization.
Based on the local law of the Cayman Islands (specifically, the Companies Law of 1960), there is no taxation on the income earned by companies organized in this jurisdiction. Therefore, PagSeguro Digital has no income tax impacts in the Cayman Islands.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
For the subsidiaries of PagSeguro Digital, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized, and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes, except for BancoSeguro, which currently defined tax rates of 25% for income tax and 20% for social contribution and PagInvest, which currently defined tax rates of 25% for income tax and 15% for social contribution, according to the Law 14.446.
Deferred tax assets and liabilities are presented on a net basis when there is legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.
2.19. Employee benefits – Profit sharing
PagSeguro Group recognizes a liability and an expense for profit sharing subject to achievement of operational targets and performance established and approved at the beginning of each fiscal year. PagSeguro Group recognizes a provision when contractually obliged or when there is a past practice that has created a constructive obligation.
2.20. Business combination and goodwill
PagSeguro Group accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred.
The assets acquired, and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances, and relevant conditions on the acquisition date. PagSeguro Group recognizes any non-controlling interest in the acquired business either at fair value or at the non-controlling interest's proportionate share of the fair value of the acquired businesses' identifiable net assets. Non-controlling interests are determined upon each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred.
Goodwill is measured as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the statement of income. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9.
2.21. Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the PagSeguro Group's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
2.22. Share-based payments (LTIP and LTIP Goals)
LTIP Goals was established by PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors, modified and ratified on August 7, 2019, February 21, 2020, January 19, 2021, August 16, 2021, and December 22, 2021. Beneficiaries under the LTIP Goals are selected by the LTIP Goals Committee, which consists of the Company’s Chairman of the board of directors and two officers of UOL.
Beneficiaries under the LTIP Goals are granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP Goals Committee based on the goals established in the Company’s corporate results-sharing plan for any given year. If any portion of an award was payable in Class A common shares, the relevant value in Brazilian reais was converted into Class A common shares on the last business day of January for awards related to 2019 and 2020. For awards related to 2021 and beyond, the LTIP Goals Committee will set a determination date that falls no later than on the last business day of March following the year for which such amount was awarded. Under the LTIP Goals plan, the relevant payment shall be made and/or Class A common shares delivered within 10 business days of that determination date.
Before the LTIP Goals was created, members of management participated in the LTIP, which was established by UOL for its group companies on July 29, 2015 and was adopted by PagSeguro Digital Ltd. Beneficiaries under the LTIP were selected by UOL’s LTIP Committee, which consists of the Company’s chairman and two officers of UOL. Since the establishment of LTIP Goals on December 18, 2018, no new rights have been, nor will be, granted under the LTIP. Beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. In this plan, employees (including senior executives) of the UOL group companies receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).
The cost of equity-settled transactions is determined by the fair value at the date when the grant is made. These rights vest in five equal annual installments starting one year after the beneficiary’s grant date.
That cost is recognized in personnel expenses, together with a corresponding increase in equity over the period in which the service is fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The expense in the statement of profit or loss represents the movement in cumulative expense recognized as at the beginning and end of the year. No expense is recognized for awards that do not ultimately vest because service conditions have not been met.
2.23. New accounting standards adopted in 2024
The accounting policies adopted in the preparation of the consolidated financial statements for the period ended December 31, 2024 are consistent with those adopted for the year ended December 31, 2023, except for the changes required by the pronouncements, interpretations and standards which became effective on January 1, 2024, as described below.
–Amendment to IAS 1 "Presentation of Financial Statements": issued in May 2020 and 2022, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity’s expectations or events after the reporting date (eg, receipt of a waiver or breach of covenant). The amendments also clarify what "settlement" of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2024. The implementation did not have material impact in the financial results.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
–Amendments to IFRS 16 – The amendments to IFRS 16 specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate. The amendments to IFRS 16 are effective as of January 1, 2024. The implementation did not have material impact in the financial results.
–Amendments to IAS 7 and IFRS 7 – The objective of the amendments to IFRS 7 is to provide information about SFAs that enables investors to assess the effects on an entity’s liabilities, cash flows and the exposure to liquidity risk. The amendments to IAS 7 are effective as of January 1, 2024. The implementation did not have material impact in the financial results.
2.24. New accounting standards not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
–Amendment to IAS 21 "Lack of Exchangeability": issued in August 2023, with the objective of clarifying entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. The amendments to IAS 21 are effective as of January 1, 2025. The Group did not identify impact changes in the financial results.
–OECD Pilar Two Rules – In May 2023, the IASB made narrow-scope amendments to IAS 12 which provide a temporary relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules, including tax law that implements qualified domestic minimum top-up taxes described in those rules. The group does not expect material impact in the financial results.
–Amendment to IFRS 9 and IFRS 7 " Classification and Measurement of Financial Instruments": issued in May 2024, to respond to recent questions arising in practice and to incluse new requirements not only for financial institutions but also for corporate entities. These amendments:
•Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through and electronic cash transfer system;
•Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•Add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•Update the disclosures for equity instruments designed at fait value throught other comprehensive income (OCI).

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
The amendments to IFRS 9 and IFRS 7 are effective as of January 1, 2026. The Group did not identify material impact in the financial results.
•Amendment to IFRS 18 "Presentation and Disclosure in Financial Statements": IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:
•Although the adoption of IFRS 18 will have no impact on the group’s net profit, the group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the group has performed, the following items might potentially impact operating profit:
◦Foreign exchange differences currently aggregated in the line item ‘other income and other gains/(losses) – net’ in operating profit might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit;
◦IFRS 18 has specific requirements on the category in which derivative gains or losses are recognized – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the group currently recognizes some gains or losses in operating profit and others in finance costs, there might be a change to where these gains or losses are recognized, and the group is currently evaluating the need for change.
•The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.
•The group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:
◦management-defined performance measures;
◦a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss – this break-down is only required for certain nature expenses; and
◦for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.
•From a cash flow statement perspective, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2. Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
The Group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.

3. Accounting estimates and judgments
Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Based on assumptions, PagSeguro Group makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimates and assumptions are addressed below:
3.1. Provision for contingencies
PagSeguro Group recognizes provisions for civil, tax and labor lawsuits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or court decisions.
3.2 Measurement of loss allowance for expected credit losses
For accounts receivable from cards issuers, PagSeguro Group uses a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment. For receivables related to credit operations with the clients, the provision rates are based on EAD, PD and LGD as detailed in note 2.6 accounts receivable.
3.3 Impairment of goodwill
Management's judgment must be exercised especially in forecasting CGU's cash flows, computation of the weighted average cost of capital ("WACC"), estimation of inflation and long-term growth rate based on estimated gross domestic product used when calculating the value in use of the CGU, as described in Note 14.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

4. Consolidation of subsidiaries

As of December 31, 2024
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level
Pagseguro Brazil	70,372,095	60,488,640	9,883,455	1,056,170	99.99	Direct
BS Holding	934,868	186	934,682	100,117	100.00	Direct
Pagseg Participações	2,394,423	870	2,393,553	279,427	99.99	Direct
Pagseguro Holding	10,060	2,226	7,834	(7,059)	99.99	Direct
Pag Participações	457,670	22,793	434,877	26,249	99.99	Indirect
Paginvest Corretora	17,625	782	16,843	867	99.99	Indirect
Net+Phone	653,617	116,066	537,551	122,503	99.99	Indirect
PagSeguro Tecnologia	2,179,351	1,448,659	730,692	98,952	99.99	Indirect
BCPS	2,992	427	2,565	(385)	100.00	Indirect
BSEC	1,260,807	1,174,727	86,080	41,606	99.99	Indirect
Biva Serviços	472,218	9,305	462,913	17,308	99.99	Indirect
FIDC	6,589,019	1,630,197	4,958,822	4,187,880	100.00	Indirect
FIDM	19,088	834	18,254	2,812	100.00	Indirect
TILIX	54,734	1,532	53,202	3,914	99.99	Indirect
BancoSeguro	43,106,305	42,211,043	895,262	98,787	100.00	Indirect
Yamí	142,865	247	142,618	8,461	99.99	Indirect
CDS	230,198	5,267	224,931	14,818	99.99	Indirect
ZYGO	228,606	267	228,339	14,565	99.99	Indirect
MOIP	725,791	36,681	689,110	66,945	100.00	Indirect
Concil	346,202	3,033	343,169	29,526	100.00	Indirect
Netpos	7,443	2,539	4,904	2,775	100.00	Indirect
Pagseguro Chile	20,023	15,299	4,724	(1,994)	100.00	Indirect
Pagseguro Colombia	11,433	11,245	188	(352)	100.00	Indirect
PSGP México	2,320	4,183	(1,863)	(3,631)	100.00	Indirect
Pagseguro Peru	11,915	9,210	2,705	(1,082)	100.00	Indirect

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
4. Consolidation of subsidiaries (Continued)

As of December 31, 2023
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level
Pagseguro Brazil	43,589,543	34,397,103	9,192,440	1,165,003	99.99	Direct
BS Holding	834,565	225	834,340	69,071	100.00	Direct
Pagseg Participações	2,114,250	871	2,113,379	83,101	99.99	Direct
Pagseguro Holding	4,369	2,351	2,018	(3,120)	99.99	Direct
Pag Participações	430,782	272,154	158,628	3,139	99.99	Indirect
Paginvest Corretora	16,252	276	15,976	964	99.99	Indirect
Net+Phone	536,583	121,535	415,048	72,634	99.99	Indirect
PagSeguro Tecnologia	1,123,363	891,623	231,740	2,990	99.99	Indirect
BCPS	2,247	44	2,203	217	99.99	Indirect
BSEC	1,514,756	1,469,978	44,778	30,334	99.99	Indirect
Biva Serviços	146,606	101,001	45,605	3,726	99.99	Indirect
FIDC	5,324,969	728,280	4,596,689	2,460,443	100.00	Indirect
TILIX	51,473	2,185	49,288	4,257	99.99	Indirect
BancoSeguro	30,858,054	30,061,363	796,691	67,656	100.00	Indirect
Yamí	135,126	100,968	34,158	193	99.99	Indirect
CDS	210,517	200,403	10,114	401	99.99	Indirect
ZYGO	215,856	152,082	63,774	3,282	99.99	Indirect
MOIP	666,847	544,695	122,152	(8,618)	100.00	Indirect
Concil	317,283	303,640	13,643	5,150	100.00	Indirect
Netpos	5,246	2,837	2,409	2,689	100.00	Indirect
Pagseguro Chile	7,807	8,092	(285)	(1,309)	100.00	Indirect
Pagseguro Colombia	5,585	5,122	463	(403)	100.00	Indirect
PSGP México	1,590	2,387	(797)	(1,003)	100.00	Indirect
Pagseguro Peru	2,967	1,330	1,637	(615)	100.00	Indirect

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
4. Consolidation of subsidiaries (Continued)
Subsidiaries are engaged in providing financial technology solutions and services and the corresponding related activities. Pagseguro Brazil has investments in the following companies:
•Biva Sec: The company’s main objective is to acquire and securitize credit solutions of PagSeguro Group, such as, loans and credit card operation.
•FIDC: FIDC is a Brazilian investment fund that was formed on October 4, 2017 to finance the growth of PagSeguro Brazil’s early payment of receivables feature by acquiring payables to third parties held by PagSeguro Brazil, as assignor. PagSeguro Brazil consolidates the financial statements of FIDC, since the risks of default and the responsibility for the payment of expenses and administration fees related to the FIDC are linked to subordinated quotas held by the PagSeguro Brazil.

On December 27, 2021 PagSeguro Brazil transferred 15% of their subordinated quotas to PagSeguro Digital. In June 2024, PagSeguro Digital acquired 5% of their subordinated quotas owing 20% of the subordinated quotas of the fund. As of December 31, 2024, 100% of subordinated quotas are owned by the PagSeguro Group.
•RegistraSeguro: On October 2, 2019, PagSeguro Brazil constituted RegistraSeguro by investing R$5,000 in share capital. The company provides financial services and software developments related to financial market. On July, 2023 was incorporated by PagSeguro Brazil.
•MOIP: On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital of MOIP. The company provides an online payment platform and end-to-end payment processing for e-commerce and marketplaces. In August, 2023, MOIP’s customer portfolio was migrated to PagSeguro Brazil to take advantage the structure in technology that the Group has, develop better conditions for customers and as part of strategy of the PagSeguro Group to bring more synergy in the business.
•Concil: On August 12, 2021, PagSeguro Brazil acquired 100% of the share capital of Concil. The company’s corporate purpose is to provide professional data processing services, application service providers, internet hosting services, technical support, maintenance and other services in information technology, licensing, and assignment of the right to use computing.
•FIDM: In June 28, 2024, PagSeguro Group constituted an investment fund as a subsidiary of PagSeguro Brazil called Fundo de Investimento em Direitos Creditórios – Pagbank Multiadquirencia (“FIDM”). The objective of this fund is to anticipate third-party assignments in accordance with market operations.
•Netpos Serviços de Informática S.A. (“Netpos”): On July 18, 2023, PagSeguro Brazil acquired 90%, in addition to the 10% previously acquired and obtained 100% of the share capital of the company. Netpos’s main activity is software and hardware solutions focused on developing better business management conditions. More details in note 12.
•PagSeg: On July 15, 2020, PagSeguro Group constituted the company, a holding company incorporated under PagSeguro Digital, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings. PagSeg subsidiaries are:
◦Net+Phone: The company was mainly engaged to concentrate HUBs strategy to attendance our costumers.
◦BCPS: BCPS’s main activity is to serve as PagSeguro Tecnologia’s hub in Portugal and to handle part of its account management.
◦PagSeguro Tecnologia: Allows its clients to operate in cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
4. Consolidation of subsidiaries (Continued)
◦CDS: On August 31, 2020, PagSeguro Group acquired 100% of the issued shares of CDS. Payroll loans credit operations were offered by CDS and are now is offered by BancoSeguro.
◦Biva Serviços: whose main objective is the intermediation among investors, financial institutions and credit borrowers via an electronic platform.
◦Pag Participações: On October 22, 2020, PagSeguro Group constituted the company, a holding company incorporated under PagSeg, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings. Pag Participações subsidiaries are:
◦TILIX: On December 5, 2018, PagSeguro Brazil acquired 100% of the share capital and obtained the control of TILIX. The company provides software development for managing payment solutions for B2C and B2B.
◦YAMÍ: On August 9, 2019, PagSeguro Brazil acquired 100% of the share capital and obtained the control of YAMÍ. The company provides a back-office platform for e-commerce and marketplace.
◦Zygo: On July 23, 2020, PagSeguro Brazil acquired 100% of the issued shares of Zygo. ZYGO is a multisided customer engagement and loyalty platform that enables micro, small and medium sized merchants to acquire, engage and grow their customer base by offering customized marketing and loyalty programs and providing consumer insights and analytics.
•BS Holding: is a holding company whose main objective is to acquire participations in other companies, mainly related to banking and financial services, as partner, shareholder or quota holder, as well as the management of these holdings. BS Holding subsidiaries are:
•BancoSeguro holds a license to provide financial services and its main products are the deposits of Pagseguro Group customers and the service offering of banking solutions for other companies in the Group.
•PagInvest: On May 13, 2022, BS Holding was constituted by the Company by investing R$2,000 in share capital. The company provides financial services related to financial market. In March, 2023, was approved by Brazilian Central Bank the amount of R$13,000 totaling the initial share capital in the amount of R$15,000.
•PSHC: On March 18, 2021, PagSeguro Group constituted this holding company incorporated under PagSeguro Digital and additionally, in third quarter of 2021, Pagseguro Group established four new subsidiaries under PSHC.
◦Pagseguro Chile, Pagseguro Colombia, Pagseguro Peru and PSGP Mexico. Their main objective is to develop all kinds of operations directly or indirectly related to the creation, implementations, and maintenance of technological platforms for payments and especially about e-commerce or the internet in their countries. They may act, directly or indirectly as a facilitator and/or agent within payment systems and digital and electronic payment ecosystems.

5. Segment reporting
Operating segments are determined based on the information reported and reviewed by the chief operating decision maker (“CODM”). The Board of Directors has been identified as the CODM, and is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
5. Segment reporting (Continued)
Main companies of PagSeguro Group are domiciled in Brazil and have revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The revenue from international market represents 1.4%, 0.4% and 1.0% for the years 2024, 2023 and 2022.

6. Cash and cash equivalents

	December 31, 2024	December 31, 2023
Short-term bank deposits	510,975	2,039,952
Short-term investment	416,693	859,108
	927,668	2,899,060
Cash and Cash Equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with immaterial risk of change in value.
Short-term bank deposits are mainly represented by amounts to cover instant payments (PIX), cash on ATMs and client payments.
Short-term investments are mainly represented by deposits with banks with highly liquid investments with original maturities of three-months or less, with an average return of 100% of the CDI (12.15% per year as of December 31, 2024, and 11.65% per year as of December 31, 2023).

7. Financial investments
Consists mainly of investments in Brazilian Treasury Bonds (“LFTs”) and financial letters in the amount of R$487,924 as of December 31, 2024 (R$782,612 as of December 31, 2023) with an average return of 100% of the CDI (12.15% per year as of December 31, 2024 and 11.65% per year as of December 31, 2023), with original maturities greater than three-months, but not related to any compulsory reserve. The LFTs were classified as fair value through other comprehensive income and financial letters as amortized cost. Unrealized accumulated OCI effects on LFTs for the years ended December 31, 2024, 2023 and 2022 as disclosed on note 24.

8. Compulsory reserve
In the Annual Financial Statements as of December 31, 2023, Compulsory reserve was presented in the note Financial Investments. Moving forward, Compulsory reserve will be disclosed separately.
Consists in investments to comply with requirements for authorized payments institutions and to support the operations for financial institutions as set forth by the Brazilian Central Bank in the amount of R$4,761,404 as of December 31, 2024 (R$2,525,971 in December 31, 2023) with an average return of 100% of the CDI (12.15% per year as of December 31, 2024 and 11.65% per year as of December 31, 2023). The LFTs were classified as fair value through other comprehensive income and compulsory reserve as amortized cost. Unrealized accumulated OCI effects on LFTs for the years ended December 31, 2024, 2023 and 2022 as disclosed on note 24.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

9. Accounts receivable
The composition of the accounts receivables are as follows:

	December 31, 2024	December 31, 2023
Card Issuers and Acquirers – Amortized Cost (i)	54,699,240	40,938,386
Card Issuers and Acquirers - FVOCI (i)	1,819,020	—
Other accounts receivable (ii)	132,220	19,241
Total card issuers, acquirers and others	56,650,480	40,957,627

Payroll Loans, net (iii)	2,480,074	1,317,306
Credit Card Receivables, net (iii)	660,113	578,092
Loans, net (iii)	12,606	47,957
Total credit receivables	3,152,793	1,943,355

Total accounts receivable	59,803,273	42,900,983
Current	57,628,538	41,757,204
Non – Current	2,174,735	1,143,779
(i)    Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable is with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment. Acquirers refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. The Group has identified certain receivables from Card Issuers and Acquirers which are managed separately. The Group assessed that the appropriate business model of some Card Issuers and Acquirers originated after September of 2024 which is held by the Group as part of liquidity management is held to collect and sell and measured at FVOCI. Therefore, part of receivables, in the amount of R$1,819,020, changed from amortized cost to fair value thorough other comprehensive income. Unrealized loss in the accounts receivable mark-to-market, net of taxes, in the year ended December 31, 2024, totaled R$86,270 (R$0 in the year ended December 31, 2023).
(ii)    Refers to other dispersed receivables from legal obligors.
(iii)    Payroll Loans, Credit Cards receivables and Loans are presented net of the ECL (“expected credit losses”) and are measured according to the IFRS 9, using: Exposure at Default (EAD) related to the exposed credit risk at default; Probability of Default (PD) related to the probability of the counterparty not meeting its contractual payment obligations; and Loss Given Default (LGD) related to the percentage of the exposure that is not expected to be recovered in the event of default. In addition to the methodology for calculating the allowance for impairment (EAD x PD x LGD). The Company takes into consideration the forward-looking information and assumptions as the historical loss experienced at individual transactions level, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.
The maturity analysis of accounts receivables is as follows:

	December 31, 2024	December 31, 2023
Past due	272,294	664,855
Due within 30 days	21,753,323	16,823,103
Due within 31 to 120 days	22,136,842	14,658,671
Due within 121 to 180 days	6,617,991	5,022,732
Due within 181 to 360 days	7,132,708	5,173,286
Due after 360 days	2,174,735	1,143,779
Expected credit losses	(284,620)	(585,443)
	59,803,273	42,900,983

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
9. Accounts receivable (Continued)
The maturity analysis of credit receivables is as follows:

	December 31, 2024
	Payroll Loans	Credit Card Receivables	Loans	Total
Past due	21,530	126,769	123,995	272,294
Due within 30 days	71,676	300,225	1,025	372,926
Due within 31 to 120 days	226,039	178,304	3,221	407,564
Due within 121 to 180 days	140,796	108,802	1,219	250,817
Due within 181 to 360 days	377,272	60,163	4,808	442,243
Due after 360 days	1,678,835	3,733	9,002	1,691,570
	2,516,148	777,996	143,270	3,437,414
Expected credit losses	(36,074)	(117,883)	(130,663)	(284,620)
Receivables net of ECL	2,480,074	660,113	12,607	3,152,794

	December 31, 2023
	Payroll Loans	Credit Card Receivables	Loans	Total
Past due	21,921	247,542	395,392	664,855
Due within 30 days	39,939	233,190	3,611	276,740
Due within 31 to 120 days	125,458	143,967	6,518	275,943
Due within 121 to 180 days	74,979	86,614	1,063	162,656
Due within 181 to 360 days	207,902	46,120	1,481	255,505
Due after 360 days	885,366	6,061	1,672	893,099
	1,355,565	763,496	409,737	2,528,798
Expected credit losses	(38,259)	(185,404)	(361,780)	(585,443)
Receivables net of ECL	1,317,306	578,092	47,957	1,943,355

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
9. Accounts receivable (Continued)
For the credit receivables the weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating, this allows the grouping of customers with similar credit risks and classification into one of the following stages as suggested by IFRS9:

	December 31, 2024
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses
Payroll Loans
stage 1	2,480,231	—	(8,564)
stage 2	9,044	—	(887)
stage 3	26,873	—	(26,623)
Credit Card Receivables
stage 1	638,249	1,222,409	(17,595)
stage 2	40,297	25,017	(9,127)
stage 3	99,450	1,021	(91,161)
Loans
stage 1	17,415	—	(5,235)
stage 2	22	—	(17)
stage 3	125,833	—	(125,411)
TOTAL	3,437,414	1,248,447	(284,620)

	December 31, 2023
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses
Payroll Loans
stage 1	1,317,858	—	(6,564)
stage 2	5,147	—	(887)
stage 3	32,560	—	(30,808)
Credit Card Receivables
stage 1	360,231	852,138	(3,685)
stage 2	185,325	323,776	(10,203)
stage 3	217,937	3,618	(171,516)
Loans
stage 1	12,710	—	(4,609)
stage 2	2,194	—	(1,415)
stage 3	394,834	—	(355,756)
TOTAL	2,528,797	1,179,532	(585,443)

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
9. Accounts receivable (Continued)
The reconciliation of credit portfolio operations segregated by stages:

stage 1	December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage 3	Write-off	Additions/Reversals	December 31, 2024
Payroll Loans	1,317,860	—	—	—	—	—	1,162,371	2,480,231
Credit card receivables	360,231	(2,591)	(31,332)	23,113	4,922	—	283,907	638,249
Loans	12,710	—	(286)	(26)	—	—	5,017	17,415
	1,690,801	(2,591)	(31,618)	23,087	4,922	—	1,451,295	3,135,896

stage 2	December 31, 2023	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	December 31, 2024
Payroll Loans	5,147	—	(5,687)	—	—	—	9,584	9,044
Credit card receivables	185,325	2,591	(40,874)	(23,113)	—	—	(83,631)	40,297
Loans	2,194	—	(241)	26	—	—	(1,957)	22
	192,666	2,591	(46,802)	(23,087)	—	—	(76,004)	49,364

stage 3	December 31, 2023	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	December 31, 2024
Payroll Loans	32,560	—	5,687	—	—	(28,165)	16,792	26,873
Credit card receivables	217,937	31,332	40,874	(4,922)	—	(138,505)	(47,267)	99,450
Loans	394,834	286	241	—	—	(244,432)	(25,095)	125,833
	645,331	31,618	46,802	(4,922)	—	(411,101)	(55,570)	252,155
The reconciliation of expected credit losses of credit portfolio receivables segregated by stages:

stage 1	December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage 3	Write-off	Additions/Reversals	December 31, 2024
Payroll Loans	(6,564)	—	—	—	—	—	(2,000)	(8,564)
Credit card receivables	(3,685)	5,727	26,155	(208)	(4,586)	—	(40,998)	(17,595)
Loans	(4,609)	—	402	—	—	—	(1,028)	(5,235)
	(14,858)	5,727	26,557	(208)	(4,586)	—	(44,026)	(31,394)

stage 2	December 31, 2023	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	December 31, 2024
Payroll Loans	(887)	—	5,240	—	—		(5,240)	(887)
Credit card receivables	(10,203)	(5,727)	31,655	208	—		(25,060)	(9,127)
Loans	(1,415)	—	10	—	—	—	1,387	(17)
	(12,505)	(5,727)	36,905	208	—	—	(28,913)	(10,031)

stage 3	December 31, 2023	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	December 31, 2024
Payroll Loans	(30,808)	—	(5,240)	—	—	28,165	(18,741)	(26,623)
Credit card receivables	(171,516)	(26,155)	(31,655)	4,586	—	138,505	(4,926)	(91,161)
Loans	(355,756)	(402)	(10)	—	—	244,432	(13,675)	(125,411)
	(558,080)	(26,557)	(36,905)	4,586	—	411,101	(37,342)	(243,195)

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
9. Accounts receivable (Continued)
The movement in the allowance for expected credit losses of credit receivables is as follows:

Expected Credit Losses	Payroll Loans	Credit Card Receivables	Loans	Total
December 31, 2022	(12,400)	(451,285)	(521,929)	(985,614)
Additions (Reversals), net	(32,931)	(79,126)	2,749	(109,308)
Write-Off (i)	7,072	345,007	157,400	509,479
December 31, 2023	(38,259)	(185,404)	(361,780)	(585,443)
Additions	(31,221)	(163,887)	(39,147)	(234,255)
Reversals	5,240	92,903	25,831	123,974
Write-Off (i)	28,166	138,505	244,431	411,102
December 31, 2024	(36,075)	(117,883)	(130,662)	(284,620)
(i)    Based on the PagSeguro Group credit risk classification model, which assesses the risk of insolvency and default of counterparties related to credit receivables, for the year ended in December 31, 2024, the Company carried out a write-off of credit receivables after efforts for collections and realization, for cases in which the Company does not expect to receive these amounts. The credit card receivables were written-off in the amount of R$138,505 (R$345,007 in December 31, 2023), loans were written-off in the amount R$244,432 (R$157,400 in December 31, 2023) and payroll loans were written-off in the amount R$28,165 (R$7,072 in December 31, 2023) against the related provision for ECL recognized in previous periods.

10. Recoverable taxes

	December 31, 2024	December 31, 2023
Income tax and social contribution (i)	788,901	449,080
Social integration program (ii)	74,452	94,932
Other	6,566	19,293
	869,919	563,305

Current	551,722	563,305
Non-current	318,197	—
(i)    Refers mainly to withholding taxes from income tax and social contribution.
(ii)    Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transactions activities and other services and financial income.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

11. Related-party balances and transactions
i) Balances and transactions with related parties

	December 31, 2024		December 31, 2023
	Receivables	Payables	Receivables	Payables
Banking Issuances (a)
OFL Participações S.A.	—	615,057	—	—
Universo Online S.A.	—	168,117	—	208,718
UOL Cursos Tec. Ed. Ltda.	—	206,811	—	127,471
Web Jump Desing em Informática Ltda	—	—	—	8,684
Ingresso.com Ltda	—	69,419	—	30,856
Invillia Desenvolvimento de produtos Digitais Ltda	—	—	—	41,554
Invillia Holding Ltda	—	—	—	3,132
Everymind Cons.Sist. LTDA	—	1,557	—	—
	—	1,060,961	—	420,415
Other transactions and services
Universo Online S.A. - sales of services (b)	—	18,693	—	15,784
Compasso. UOL Tecnologia - sales of services (b)	—	2,648	—	646
Compasso.UOL Informática Ltda.- sales of services (b)	—	17,982	—	13,089
Invillia Desenvolvimento de produtos Digitais Ltda - sales of services (b)	—	13,909	—	11,121
EDGE.UOL Tecnologia Ltda. - sales of services (b)	—	18	—	171
Universo Online S.A. - shared service costs (c)	—	9,853	—	8,659
Digital Services UOL S.A. - borrowing (d)	31,849	—	32,281	—
Others	—	7,182	—	6,920
	31,849	70,285	32,281	56,390

Current	9,082	116,383	4,307	135,478
Non - current	22,767	1,014,863	27,974	341,326
(a)    Certificate of deposits (CD) acquired by related parties from BancoSeguro with interest rate between 103% to 106% (104% to 106% in December 2023) per year of CDI. The maturity analysis is as follows:

	December 31, 2024	December 31, 2023
Due within 181 to 360 days	46,098	79,089
Due to 361 days or more days	1,014,863	341,326
	1,060,961	420,415
(b)    Sales of services refer mainly to the purchase of advertising services from UOL, colocation, development of software and cloud services acquired from other entities within the Uol Group.
(c)    Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(d)    This receivable refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
11. Related-party balances and transactions (Continued)
ii) Revenue and expense from transactions with related parties

	For the year ended December 31,
	2024		2023		2022
	Revenue	Expense	Revenue	Expense	Revenue	Expense
Banking Issuances (a)
Universo Online S.A.	—	24,088	—	22,173	—	20,251
UOL Cursos Tec. Ed. Ltda.	—	—	—	323	—	15,753
Web Jump Desing em Informática Ltda	—	707	—	1,232	—	931
Ingresso.com Ltda	—	4,342	—	2,439	—	954
OFL Participações S.A.	—	24,944	—	—	—	—
Everymind	—	57	—	—	—	—
Invillia Holding Ltda	—	144	—	358	—	—
Invillia Desenvolvimento de produtos Digitais Ltda	—	2,298	—	5,706	—	—
UOL Cursos Tec. Ed. Ltda.	—	14,808	—	10,285	—	20
	—	71,388	—	42,516	—	37,909
Other transactions and services
Universo Online S.A. - sales of services (b)	3,295	108,650	3,134	68,815	3,115	83,462
Digital Services UOL S.A - sales of services (b)	—	—	—	907	—	2,339
Compasso Tecnologia Ltda. - sales of services (b)	—	5,004	—	7,850	—	530
Compasso UOL S.A.- sales of services (b)	—	170,108	—	147,850	—	136,726
Invillia Desenvolvimento de produtos Digitais Ltda - sales of services (b)	—	809	—	5,619	—	2,096
EDGE.UOL Tecnologia Ltda. - sales of services (b)	—	1,734	—	2,220	—	—
OFL Empreend Imobiliários Ltda	—	3,052	—	2,919	—	2,266
Universo Online S.A. - shared service costs (c)	—	108,835	—	98,525	—	121,809
Digital Services UOL S.A. - borrowing (d)	4,146	—	2,194	—	—	—
Others	994	5,092	923	3,472	877	8,447
	8,435	403,284	6,251	338,177	3,992	357,675
(a)    Expenses are related to Certificate of Deposits (CDI) from Banco Seguro.
(b)    Sales of services are related to advertising services from UOL, revenue is related to intermediation fee and expenses related to colocation and cloud services, acquired from other entities within the Uol Group.
(c)    Shared services costs mainly related to payroll costs sharing that are incurred by the parent company UOL and are charged to PagSeguro Group. Such costs are included in administrative expenses.
(d)    Revenue refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.
iii) Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil's executive officers. The short and long-term compensation related to the executive officers for the year ended December 31, 2024 amounted to R$37,877 (R$35,074 for the year ended December 31, 2023 and R$21,446 for the year ended December 31, 2022).

12. Business combinations
On July 18, 2023, PagSeguro Brazil acquired 90% of the share capital, in addition to the 10% previously acquired and obtained 100% of the shares of Netpos. Total consideration paid in cash amounted to R$32 million and was made in only one installment with the total net assets acquired at fair value amounting to R$16,069. Netpos main activity is the focused-on software solutions to improve the management of business in the information technology industry.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
12. Business combinations (Continued)
The purchase price allocation (“PPA”) considered the recognition of a customer portfolio with a fair value of R$1,367, non-compete agreement of R$1,154, software of R$22,208 and recognition of deferred income tax on allocations above, resulting in the recognition of goodwill of R$15,931. This goodwill is attributable to the workforce and the high profitability of the acquired business and will not be deductible for tax purposes.
The PPA was elaborated considering projections for the period of three years based on management’s budgets for Netpos and applying an inflation rate plus the estimated growth of GDP of services (fluctuating from 3.5% to 5% per year) to project future cash flows, with a discount based on the weighted average cost of capital (fluctuating from 16% to 16.5% per year).
This acquisition is in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products, and services for the Group’s digital ecosystem. The fair value of assets and liabilities acquired in 2023 was as follows:

December 31, 2023
Fair value recognized on acquisition
Cash and cash equivalents	4,567
Accounts receivable	1,409
Taxes recoverable	26
Other assets	472
Liabilities	(2,415)
Other payables (Dividends)	(4,311)
Deferred income tax and social contribution	(8,408)
Intangible assets:
Softwares	22,208
Customer portfolio	1,367
Non-compete agreement	1,154
Net identified assets acquired	16,069
Goodwill	15,931
Net assets acquired	32,000
Cash consideration	32,000
Dividends paid	3,880
Cash and cash equivalents acquired	(4,567)
Amount paid on acquisition, net of cash acquired	31,313

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

13. Property and equipment
a) Property and equipment are composed as follows:

	December 31, 2024
	Cost	Accumulated depreciation	Net
Data processing equipment	262,572	(110,100)	152,472
Machinery and equipment (i)	4,295,698	(1,990,778)	2,304,920
Buildings Leasing (ii)	163,003	(79,415)	83,588
Other	62,214	(30,858)	31,356
Total	4,783,487	(2,211,151)	2,572,336

	December 31, 2023
	Cost	Accumulated depreciation	Net
Data processing equipment	244,452	(90,976)	153,476
Machinery and equipment (i)	3,658,969	(1,482,900)	2,176,069
Buildings Leasing (ii)	154,343	(60,812)	93,531
Other	47,540	(19,605)	27,935
Total	4,105,304	(1,654,293)	2,451,011

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
13. Property and equipment (Continued)
b) The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total
On December 31, 2022
Cost	214,279	3,382,067	102,145	33,692	3,732,183
Accumulated depreciation	(68,274)	(1,115,120)	(43,901)	(11,389)	(1,238,684)
Net book value	146,005	2,266,947	58,244	22,303	2,493,499
On December 31, 2023
Opening balance
Cost	30,173	276,902	52,198	13,848	373,121
Purchases	30,242	902,688	55,975	18,628	1,007,533
Disposals/Provisions (iii)	(862)	(625,786)	(3,777)	(4,822)	(635,247)
Acquisition of subsidiary	793	—	—	42	835
Depreciation	(22,702)	(367,780)	(16,911)	(8,216)	(415,609)
Depreciation	(23,200)	(692,762)	(18,525)	(9,335)	(743,822)
Disposals	844	324,982	1,614	1,136	328,576
Acquisition of subsidiary	(346)	—	—	(17)	(363)
Net book value	153,476	2,176,069	93,531	27,935	2,451,011

On December 31, 2023
Cost	244,452	3,658,969	154,343	47,540	4,105,304
Accumulated depreciation	(90,976)	(1,482,900)	(60,812)	(19,605)	(1,654,293)
Net book value	153,476	2,176,069	93,531	27,935	2,451,011

On December 31, 2024
Cost	18,120	636,729	8,660	14,674	678,183
Purchases	21,774	1,087,743	8,660	22,361	1,140,538
Disposals/Provisions (iii)	(3,654)	(451,014)	—	(7,687)	(462,355)
Depreciation	(19,124)	(507,878)	(18,603)	(11,253)	(556,858)
Depreciation	(22,651)	(780,291)	(18,603)	(16,829)	(838,374)
Disposals	3,527	272,413	—	5,576	281,516
Net book value	152,472	2,304,920	83,588	31,356	2,572,336

On December 31, 2024
Cost	262,572	4,295,698	163,003	62,214	4,783,487
Accumulated depreciation	(110,100)	(1,990,778)	(79,415)	(30,858)	(2,211,151)
Net book value	152,472	2,304,920	83,588	31,356	2,572,336
(i)    Net book value of POS devices is R$2,254,758 (R$2,127,236 as of December 31, 2023), which are depreciated over 5 years. The depreciation of POS in the year ended December 31, 2024, amounted to R$773,048 (R$685,685 and R$640,798 for the years ended December 31, 2023 and 2022). On December 31, 2024, PagSeguro Group have contractual obligations to acquire POS devices in the amount of R$417,064 (R$366,172 as of December 31, 2023).
(ii)    As of December 31, 2024, PagSeguro Group had a lease liability presented in other current liabilities in the amount of R$15,506 (R$14,777 as of December 31, 2023) and as non-current liability in the amount of R$71,955 (R$81,087 as of December 31, 2023). For the year ended December 31, 2024, the PagSeguro Group incurred in financial expenses related to these leases of R$18,590 (R$16,972 and R$18,179 for the years ended December 31, 2023 and 2022).
(iii)    The Company monitors closely merchants activity and POS life-time value. If the Company detects inactivity for a certain period, the Company provisions write-off of POS devices associated. During the year ended December 31, 2024, the provisions for the net book vale amounted R$163,891 (of which R$416,030 are cost and R$252,139 are accumulated depreciation), in comparison to R$246,771 (of which R$536,006 are cost and R$289,235 are accumulated depreciation) for the year ended December 31, 2023.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

14. Intangible assets
a) Intangible assets are composed as follows:

	December 31, 2024
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	5,042,195	(2,520,174)	2,522,021
Software licenses	369,320	(209,128)	160,192
Goodwill	227,066	—	227,066
Other (ii)	70,569	(53,546)	17,023
	5,709,150	(2,782,848)	2,926,302

	December 31, 2023
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	3,887,300	(1,756,871)	2,130,429
Software licenses	335,561	(152,123)	183,438
Goodwill	227,066	—	227,066
Other (ii)	70,569	(40,433)	30,136
	4,520,496	(1,949,427)	2,571,069
(i)    The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)    The amount refers the recognition of a capital gain with customer portfolio with a fair value, non-compete agreement and softwares relationed to business combinations made by the PagSeguro Group.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
14. Intangible assets (Continued)
b) The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total
On December 31, 2022
Cost	2,904,505	257,096	209,908	67,768	3,439,277
Accumulated amortization	(1,155,187)	(97,698)	—	(27,619)	(1,280,504)
Net book value	1,749,318	159,398	209,908	40,149	2,158,773

On December 31, 2023
Cost	982,795	78,465	17,158	2,801	1,081,219
Additions (i)	983,017	78,465	17,158	2,801	1,081,441
Disposals	(222)	—	—	—	(222)
Amortization	(601,684)	(54,425)	—	(12,814)	(668,923)
Amortization	(601,777)	(54,425)	—	(12,814)	(669,016)
Disposals	93	—	—	—	93
Net book value	2,130,429	183,438	227,066	30,136	2,571,069
On December 31, 2023
Cost	3,887,300	335,561	227,066	70,569	4,520,496
Accumulated amortization	(1,756,871)	(152,123)	—	(40,433)	(1,949,427)
Net book value	2,130,429	183,438	227,066	30,136	2,571,069
On December 31, 2024
Cost	1,154,895	33,759	—	—	1,188,654
Additions (i)	1,154,895	33,867	—	—	1,188,762
Disposals	—	(108)	—	—	(108)
Amortization	(763,303)	(57,005)	—	(13,113)	(833,421)
Amortization	(763,303)	(57,113)	—	(13,113)	(833,529)
Disposals	—	108	—	—	108
Net book value	2,522,021	160,192	227,066	17,023	2,926,302
On December 31, 2024
Cost	5,042,195	369,320	227,066	70,569	5,709,150
Accumulated amortization	(2,520,174)	(209,128)	—	(53,546)	(2,782,848)
Net book value	2,522,021	160,192	227,066	17,023	2,926,302
(i)    Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as, digital payment and digital banking account. Goodwill recorded in business combinations in 2023 are related to Netpos acquisition.
The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	December 31, 2024	December 31, 2023
Moip	148,218	148,218
Concil	20,731	20,731
Netpos	17,158	17,158
Biva Serviços	14,627	14,627
Banco Seguro	12,612	12,612
PagSeguro Tecnologia	6,570	6,570
Zygo	5,768	5,768
Yami	1,382	1,382
Total	227,066	227,066

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
14. Intangible assets (Continued)
The recoverable amount of a CGU is determined based on the value-in-use calculations. The goodwill was mainly represented by the MOIP acquisition in the amount of R$148,218. The recoverability of this goodwill was tested using five-years budgets, a long-term growth rate based on estimated gross domestic product (2.0% in 2028 and 2.0% in 2029), inflation rates (3.50% in 2028 and 3.50% in 2029) metrics to project future cash flows and discount rate based on WACC (fluctuation from 14% to 16% per year). For the goodwill originated by other acquisitions the Company tested the recoverability using the same approach.
Based on these assessments, management concluded that the book balances of goodwill recorded in December 31, 2024 are recoverable, since the estimated value for CGU was higher than its book value and, therefore, no provision for impairment of was accounted for.

15. Payables to third parties
Payables to merchants, in the amount of R$11,642,218 (R$10,151,464 as of December 31, 2023) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied.

16. Obligations to FIDC quota holders
In October 2022, 100,000 new senior quotas of the FIDC were issued with a nominal value of R$1,000 each, totaling R$100 million with third party investors.
In November 2024, 1,000,000 new senior quotas of the FIDC were issued with a nominal value of R$1,000 each, totaling R$1 billion with an interest rate of 100% of the CDI plus a fixed rate of 1%. In the same operation, the Company entered swaps to change the interest rate accrual to 108% of the CDI. This operation has a specific objective of protect the risk from interest rate volatility for the investors remuneration changing fixed rates for CDI rates.
In the Annual Financial Statements as of December 31, 2023, Obligations to FIDC quotas holders were presented in the other liabilities. Moving forward, Obligations to FIDC quotas holders are being disclosed separately in the amount of R$1,151,384 in December 31, 2024 (R$118,986 in December 31, 2023) with an average cost of 108% of CDI (117% of CDI on December 31, 2023). During the year ended December 31, 2024 the remuneration refer the FIDC quotas holders amounted to R$32,398 (R$15,622 and R$3,364 in the year ended December 31, 2023 and 2022, respectively).

17. Checking accounts
In the Annual Financial Statements as of December 31, 2023, Checking Accounts were presented in the note Payables to Third Parties. Moving forward, Checking Accounts are being disclosed separately, consisting of the following balances described below:

	December 31, 2024	December 31, 2023
Banking accounts (i)	10,972,294	9,316,715
Merchant's payment account (ii)	1,058,279	2,066,209
	12,030,573	11,382,924
(i)    Refers to the balance of the clients maintained in their banking accounts that are invested in Certificate of Deposits with interest rate to up 100% CDI but are only paid on the 30th days anniversary.
(ii)    Refers to merchant’s payment account that PagSeguro acquire treasury bonds to comply with certain requirements as mentioned in note 8.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
17. Checking accounts (Continued)
During the year ended December 31, 2024, the average interest cost associated with Checking Accounts amounted to 58% of CDI (72% of CDI on December 31, 2023).

18. Banking issuances

	December 31, 2024	December 31, 2023
Certificate of Deposit (i)	17,038,525	13,062,034
Interbank deposits (ii)	7,050,709	3,126,406
	24,089,234	16,188,440

Current	12,677,098	11,365,373
Non – Current	11,412,136	4,823,067
(i)    During the year ended December 31, 2024, the average interest cost amounted to 109% of CDI (110% of CDI in December 31, 2023). Some deposits have interest rates correlated to the IPCA (Brazilian inflation rates) and fixed rates. For these certificates of deposit, the Company contracts derivative financial instruments (Swaps) with the specific objective of protecting deposit from fluctuations arising from inflation, changing IPCA and fixed rates for CDI rates. More details of financial instruments in note 30.
(ii)    During the year ended December 31, 2024, the average interest cost associated amounted to 110% of CDI (111% of CDI on December 31, 2023).
The maturity analysis of banking issuances based on due date of the agreements (disregarding that some can be withdrawn at any time) is as follows:

	December 31, 2024	December 31, 2023
Due within 30 days	4,289,493	1,621,234
Due within 31 to 120 days	5,258,608	6,087,472
Due within 121 to 180 days	763,642	2,513,783
Due within 181 to 360 days	2,365,355	1,142,884
Due to 361 days or more days	11,412,136	4,823,067
	24,089,234	16,188,440
The changes in deposits were as follows:

On December 31, 2022	11,995,288
Additions	17,958,706
Withdraws	(14,408,110)
Interest	642,556
On December 31, 2023	16,188,440
Additions	42,437,883
Withdraws	(35,607,575)
Interest	1,070,486
On December 31, 2024	24,089,234

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

19. Salaries and social security charges

	December 31, 2024	December 31, 2023
Payroll accruals and profit sharing	279,092	209,343
Social charges	56,641	47,603
Payroll taxes (LTIP) (i)	50,810	73,881
Other	16,100	14,421
	402,643	345,248
(i)    Refers to social charges and income tax over LTIP and LTIP goals balances.

20. Taxes and contributions

	December 31, 2024	December 31, 2023
Taxes
Services tax (i)	201,590	193,048
Social integration program (ii)	61,090	57,318
Social contribution on revenues (ii)	417,265	358,429
Income tax and social contribution (iii)	3,774	4,476
Other	22,357	24,840
	706,076	638,111

	December 31, 2024	December 31, 2023
Judicial deposits (iv)
Services tax (i)	(188,449)	(176,330)
Social integration program (ii)	(33,110)	(30,908)
Social contribution on revenues (ii)	(203,755)	(190,202)
	(425,314)	(397,440)

	280,762	240,671
(i)    Refers to tax on revenues.
(ii)    Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iii)    Refers to the income tax and social contribution payable.
(iv)    The PagSeguro Group obtained until January 2021 court decisions to deposit the amount related to the payments in escrow for matters discussed in items "i" and "ii" and above.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

21. Provision for contingencies
PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, for which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment considers the opinion of its external legal advisors.

	December 31, 2024	December 31, 2023

Civil	73,114	43,716
Labor	41,846	53,503
	114,960	97,219

Current	43,820	91,490
Non-Current	71,140	5,729
Below it is demonstrated the movements of the provision for contingencies in the year ended December 31, 2024:

On December 31, 2022	60,603
Accrual	69,916
Settlement	(28,652)
Reversal	(10,719)
Interest	6,071
On December 31, 2023	97,219
Accrual (i)	106,569
Settlement	(35,291)
Reversal (ii)	(60,860)
Interest	7,323
On December 31, 2024	114,960
(i)    In 2024, the Group has decided to review the probability of loss for the provision for civil contingencies, obtaining an increase of provision in the amount of R$14,752.
(ii)    In 2024, the Group has decided to review the assumptions of the provision for labor contingencies related to the historical period considered in estimating the percentage for provision, obtaining a reversal of R$32,543
The PagSeguro Group is party to tax, civil and labor lawsuits involving risks classified as possible losses, for which no provision was recognized as of December 31, 2024, totaling R$996,526 (December 31, 2023 - R$760,947). The main tax and labor lawsuit are disclosed below:
On October 15, 2021, Pagseguro Internet was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operation ("IOF") on intercompany loans, IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$315,403 (R$293,264 on December 31, 2023).
The Group has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions. The Pagseguro Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.
Additionally, the PagSeguro Group has one contingency related to labor taxes in the amount of R$234,120 (R$190,709 on December 31, 2023).

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

22. Borrowings
The composition of the borrowings are as follows:

Origination date	Due date	Interest rate	December 31, 2024	December 31, 2023
March, 2023 (i)	March, 2024	110.0% of the CDI	—	189,427
March, 2024 (i)	March, 2025	110.2% of the CDI	252,287	—
March, 2024	March, 2025	109.9% of the CDI	762,078	—
December, 2024	January, 2025	106.6% of the CDI	2,513,021	—
December, 2024	February, 2025	105.5% of the CDI	350,168	—
December, 2024 (i)	December, 2025	105.0% of the CDI	643,949	—
			4,521,503	189,427
(i)    These borrowings were contracted in foreign currencies as mentioned in the note 30.
The borrowings balance refers to funds for working capital related to the merchant’s prepayment operation and credit underwriting. These borrowings have attractive interest rates and has a substantially very short maturity date, therefore, the decision to raise funds through borrowings is based on market opportunities and financial efficiency regardless of the instrument used.
On December 31, 2024, the Company recorded the net effects of the swap derivatives as an asset in the amount of R$58,470, basically represented by the different foreign exchange rates and interest rate volatility at the time of entering into the borrowings agreements on December 31, 2024. More details of financial instruments are presented in note 30.
The table below demonstrates the changes in the borrowings:

December 31, 2022	Addition	Payment of principal	Payment of interest	Financial instruments	Interest	December 31, 2023
—	300,000	(109,613)	—	(17,631)	16,671	189,427

December 31, 2023	Addition	Payment of principal	Payment of interest	Financial instruments	Interest	December 31, 2024
189,427	8,883,160	(4,723,135)	(62,463)	59,574	174,940	4,521,503

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

23. Income tax and social contribution

a) Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences -assets (ii)	Other temporary differences -liability (iii)	Total
Deferred tax
On December 31, 2022	67,578	(2,248)	(602,536)	544,602	(1,472,213)	(1,464,817)
Included in the statement of income	(13,342)	(2,248)	(128,995)	(59,858)	(57,129)	(261,573)
Other (iv)	—	—	1,663	—	(8,505)	(6,841)
On December 31, 2023	54,236	(4,496)	(729,868)	484,744	(1,537,847)	(1,733,231)
Included in the statement of income	(33,664)	(2,248)	(131,503)	(48,690)	192,147	(23,958)
Included in OCI (v)	—	—	—	44,442	—	44,442
Other (vi)	21,464	—	(2,040)	(1,253)	86	18,257
On December 31, 2024	42,036	(6,744)	(863,411)	479,243	(1,345,614)	(1,694,490)
Deferred tax asset						95,872
Deferred tax liability						1,790,362
(i) Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.
(ii) The main other assets temporary difference refers to expected credit losses (Note 9) and taxes and contributions (Note 20).
(iii) The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.
(iv) The increase in other liability temporary difference refers mainly to deferred taxes recognized on allocations by the Netpos acquisition. More details in note 12
(v) The amount refers to the tax on accounts receivable marked to market, more details in note 9.
(vi) The increase in tax losses refers to recorded deferred taxes from past years.
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
23. Income tax and social contribution (Continued)
b) Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the years ended December 31, 2024, 2023 and 2022:

	For the year ended,
	December 31, 2024	December 31, 2023	December 31, 2022

Profit for the period before taxes	2,379,929	2,017,107	1,759,316
Statutory rate	34%	34%	34%
Expected income tax and social contribution	(809,176)	(685,816)	(598,167)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(4,476)	(1,826)	(3,806)
R&D and technological innovation benefit (i)	311,666	193,405	255,354
Taxation of income abroad and different tax rates (ii)	175,060	123,594	114,229
Unrecorded deferred taxes	19,777	(9,449)	(17,570)
Other additions (exclusions)	43,588	16,669	(4,588)
Income tax and social contribution expense	(263,561)	(363,423)	(254,548)
Effective rate	11%	18%	14%
Income tax and social contribution - current	(261,211)	(101,846)	(60,718)
Income tax and social contribution - deferred	(2,350)	(261,577)	(193,830)
(i)    Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see note 14.
(ii)    Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions, which differs from the Brazilian tax rate of 34% applied for the purpose of this note.

24. Equity
a) Share capital
On December 31, 2024, share capital is represented by 329,608,424 common shares, par value of US$0.000025. Share capital is composed of the following shares for the year ended December 31, 2024:

December 31, 2022 shares outstanding	329,608,424
Treasury shares	8,407,818
Long-Term Incentive Plan	1,288,144
Repurchase of common shares	(9,695,962)
December 31, 2023 shares outstanding	329,608,424
Treasury shares	12,044,093
Long-Term Incentive Plan	3,200,293
Repurchase of common shares	(15,244,386)
December 31, 2024 shares outstanding	329,608,424

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
24. Equity (Continued)
b) Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares. For the year ended December 31, 2024, and 2023, the Company recognized the capital reserve movement related to the costs for the establishment of the FIDM and FIDC in the amount of R$475 (R$0 in December 31, 2023) and all the LTIP/ LTIP goals shares were delivered with treasury shares.
c) Share based long-term incentive plan (LTIP and LTIP goals)
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21,50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.
LTIP Goals was established by PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors, modified and ratified on August 7, 2019, February 21, 2020, January 19, 2021, August 16, 2021, and December 22, 2021. Beneficiaries under the LTIP Goals are selected by the LTIP Goals Committee, which consists of the Company’s Chairman of the board of directors and two officers of UOL.
The unvested portions of each beneficiary’s LTIP and LTIP goals rights will be settled on each future annual vesting date in cash, Class A common shares or a combination of the two.
This arrangement is classified as equity settled. For the year ended December 31, 2024, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$178,692 (R$144,617 and R$127,389 for the years ended December 31, 2023 and 2022, respectively). On December 31, 2024, the amount of R$50,810 (R$73,881 for the year ended December 31, 2023) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 19).
The maximum number of common shares that can be delivered to beneficiaries under the LTIP and LTIP Goals may not exceed 3% and 1% per year, respectively, of the PagSeguro Group’s issued share capital at any time. For the year ended December 31, 2024, total shares delivered were 3,200,293 (1,288,114 and 637,728 for the years ended December 31, 2023 and 2022) representing 0.97% of total shares (0.39% and 0.19% for the years ended December 31, 2023 and 2022). Additionally total shares granted were 3,038,249 representing 0.92% of total shares.
d) OCI and equity valuation adjustments
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, Pagseguro Colombia, Pagseguro Chile, Pagseguro Peru and Pagseguro Mexico which amounted to a gain of R$767 for the year ended on December 31, 2024 (gain of R$56 for the year ended December 31, 2023 and loss of R$677 for the year ended December 31, 2022). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The financial investments and compulsory reserve mentioned in note 7 and 8, respectively, was classified at fair value through other comprehensive income. Unrealized accumulated gain on LFTs for the year ended December 31, 2024 totaled R$796 (loss of R$558 and of R$107 for the years ended December 31, 2023 and 2022, respectively) and the unrealized loss in the accounts receivable mark-to-market, net of taxes, in the year ended December 31, 2024 totaled R$86,270 (R$0 in December 31, 2023 and 2022).

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
24. Equity (Continued)
The derivative financial instruments mentioned in note 22 were classified at fair value through other comprehensive income. Unrealized fair value adjustment gain on SWAPs for the year ended December 31, 2024, totaled R$2,266 (gain of R$167 for the year ended December 31, 2023)
As part of transactions completed in prior years, the Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of December 31, 2023 and 2022).
e) Treasury shares
On August 2024, The Board of directors has authorized a share repurchase program, under which PagSeguro Digital Ltd. may repurchase up to US$ 200 million in outstanding Class A common shares. The former program (announced in 2018) was concluded after the repurchase of a total amount of U.S.$ 250 million in Class A common shares. The new repurchase program went into effect immediately and does not have a fixed expiration date. The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for year ended December 31, 2024:

	Shares	Amount	Average Price (US$)
Repurchase shares
December 31, 2022 treasury shares	5,331,600	475,353	16.00
Repurchase of common shares	9,695,962	399,408	8.22
Long-Term Incentive Plan	(1,288,144)	(114,444)	16.00
December 31, 2023 treasury shares	13,739,418	760,317	10.51
Repurchase of common shares	15,244,386	784,459	8.93
Long-Term Incentive Plan	(3,200,293)	(177,099)	10.51
December 31, 2024 treasury shares	25,783,511	1,367,677	9.58

25. Earnings per share
a) Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during years ended December 31, 2024, 2023 and 2022:

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Profit attributable to shareholders of the Company	2,116,368	1,653,684	1,504,768
Weighted average number of outstanding common shares	316,096,185	321,806,480	327,110,295
Basic earnings per share - R$	6.6953	5.1387	4.6002

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Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
25. Earnings per share (Continued)
b) Diluted
Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The shares in the LTIP and LTIP Goals are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Profit used to determine diluted earnings per share	2,116,368	1,653,684	1,504,768
Weighted average number of outstanding common shares	316,096,185	321,806,480	327,110,295
Weighted average number of shares that would have been issued at average market price	3,415,235	2,149,097	2,124,398
Weighted average number of common shares for diluted earnings per share	319,511,419	323,955,577	329,234,693
	6.6238	5.1047	4.5705
The weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares).

26. Total revenue and income

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Gross amount from transaction activities and other services (i)	10,352,228	10,241,654	10,047,654
Gross financial amount (ii)	9,391,519	6,858,109	6,438,774
Gross other financial amount (iii)	699,333	402,394	288,333
Total gross amount	20,443,080	17,502,157	16,774,761

Deductions from gross amount from transactions activities and other services (iv)	(1,168,946)	(1,214,412)	(1,141,248)
Deductions from gross financial amount (v)	(241,092)	(205,063)	(186,039)
Deductions from gross other financial amount (vi)	(223,410)	(134,281)	(112,560)
Total deductions from gross amount	(1,633,448)	(1,553,756)	(1,439,847)
Total revenue and income	18,809,632	15,948,401	15,334,914
(i)    Includes mainly intermediation fee, membership fee and credit operations revenues.
(ii)    Includes income from early payment of notes payable to third parties.
(iii)    Includes (a) interest of financial investments and (b) gain on exchange variation.
(iv)    Deductions consist of transactions taxes.
(v)    Deductions consist of taxes on financial income.
(vi)    Deductions consist of taxes on other financial income.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

27. Expenses by nature

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Transactions costs (i)	(7,198,093)	(5,956,108)	(5,566,927)
Marketing and advertising (ii)	(858,321)	(580,667)	(717,732)
Personnel expenses (iii)	(1,421,253)	(1,122,128)	(1,032,732)
Financial costs (iv)	(3,746,688)	(3,269,556)	(3,151,552)
Total Losses (v)	(456,079)	(536,048)	(984,487)
Depreciation and amortization (vii)	(1,600,932)	(1,355,653)	(1,130,690)
Other (vi)	(1,148,337)	(1,111,134)	(991,478)
	(16,429,703)	(13,931,294)	(13,575,598)

Classified as:
Cost of services	(9,543,315)	(8,132,580)	(7,470,895)
Selling expenses	(1,859,590)	(1,429,816)	(1,946,075)
Administrative expenses	(972,251)	(732,689)	(668,679)
Financial costs	(3,746,688)	(3,269,556)	(3,151,552)
Other income (expenses), net	(307,859)	(366,653)	(338,397)
	(16,429,703)	(13,931,294)	(13,575,598)
(i)    The increase is mainly represented by: (i) costs related to interchange fees of card issuers in the amount of R$5,944,684 for year ended December 31, 2024 (R$4,805,474 and R$4,505,290 for years ended December 31, 2023 and 2022, respectively) and card scheme fees in the amount of R$1,105,432 for year ended December 31, 2024 (R$969,193 and R$882,091 for years ended December 31, 2023 and 2022, respectively).
(ii)    Marketing and advertising expenses include commissions and online/offline advertisings. The increase results from higher expenses to attract new clients with better unit economics and distribution of financial services for our banking.
(iii)    Personnel expenses includes compensation expenses in the amount of R$149,415 related to the LTIP and LTIP goals for the year ended December 31, 2024 (R$109,901 and R$79,447 for the years ended December 31, 2023 and December 31, 2022, respectively). Personnel expenses in 2024, include capitalization of LTIP and LTIP goals in the amount of R$98,767 for the year ended December 31, 2024 (R$89,223 and R$56,698 for the years ended December 31, 2023 and December 31, 2022).
(iv)    Relates to: (i) early collection of receivables, which amount to R$491,654 in the year ended December 31, 2024 (R$953,509 and R$1,233,045 for the years ended December 31, 2023 and 2022, respectively), (ii) interest of deposits and banking accounts which amounted to R$2,886,126 in the year ended December 31, 2024 (R$2,060,109 and R$1,573,293 in the years ended December 31, 2023 and 2022, respectively), (iii) interest of borrowings which amounted to R$174,941 in the year ended December 31, 2024 (R$15,208 and R$32,700 in the years ended December 2023 and 2022, respectively)
(v)    Total losses refer to amounts recognized during the year ended December 31, 2024 related to: (i) card processing operations (acquiring and issuing) and losses on digital accounts in the amount of R$345,798 in the year ended December 31, 2024 (compared to R$393,869 and R$430,895 in the years ended December 31, 2023 and 2022, respectively) and (ii) Provision for delinquency rate of credit portfolio in the amount of R$110,281 in the year ended December 31, 2024 (R$109,307 and R$553,592 for the years ended December 31, 2023 and 2022, respectively) and (iii) in the year ended December 31, 2023, the Group has a loss of R$32,872 in connection with unauthorized transations exploiting a legacy functionality in the Company’s system. The conditions allowing for the unauthorized transactions were ceased and were not related to cyber risks or data-related matters.
(vi)    For the year ended December 31, 2024, the amount is impacted by R$163,891 (R$246,770 in the year ended December 31, 2023) related to provision of POS Devices, as described in note 13.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
27. Expenses by nature (Continued)
(vii)    Depreciation and amortization amounts incurred in the year are segregated between costs and expenses as presented below:

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Depreciation
Cost of sales and services (i)	(810,122)	(715,293)	(658,275)
Selling expenses	(2,046)	(198)	(172)
Administrative expenses	(26,206)	(28,331)	(26,787)
	(838,374)	(743,822)	(685,234)
Amortization
Cost of sales and services	(806,229)	(642,017)	(464,106)
Administrative expenses (ii)	(27,301)	(27,000)	(23,810)
	(833,530)	(669,017)	(487,916)

PIS and COFINS credits (iii)	70,972	57,186	42,460

Depreciation and amortization expense, net	(1,600,932)	(1,355,653)	(1,130,690)
(i)    The depreciation of POS for the year ended December 31, 2024, amounted to R$773,048 (R$695,685 and R$640,798 for the years ended December 31, 2023 and 2022, respectively).
(ii)    Included in this amount are LTIP amortizations in the amount of R$57,812 for the year ended December 31, 2024 (compared to R$46,356 and R$31,903 for the years ended December 31, 2023 and 2022, respectively). Additionally, has assets amortizations of acquired companies in the amount of R$21,633 for the year ended December 31, 2024 (compared to R$19,778 and R$18,466 for the years ended December 31, 2023 and December 31, 2022, respectively).
(iii)    PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

28. Financial instruments by category
The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.
The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance.
The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
28. Financial instruments by category (Continued)
The PagSeguro Group classifies its financial instruments into the following categories:

	December 31, 2024	December 31, 2023
Financial assets
Amortized cost:
Cash and cash equivalents	927,668	2,899,060
Financial investments	362,979	163,512
Accounts receivables	57,984,253	42,900,983
Compulsory reserve	4,627,645	1,428,893
Other receivables	284,367	198,416
Judicial deposits	79,591	50,992
Receivables from related parties	31,849	32,281
Fair value through other comprehensive income
Accounts receivable	1,819,020	—
Compulsory reserves	133,759	1,260,589
Financial investments	124,945	619,100
Derivative financial instruments	58,470	—
	66,434,545	49,390,316

Financial Liabilities	December 31, 2024	December 31, 2023
Amortized cost:
Payables to third parties	11,642,218	10,151,463
Obligations to FIDC quota holders	1,151,384	118,986
Checking Accounts	12,030,573	11,382,924
Trade payables	663,229	513,920
Trade payables to related parties	1,131,246	476,804
Banking Issuances	24,089,234	16,188,440
Borrowings	4,521,503	189,427
Deferred revenue	145,428	146,184
Other liabilities	198,734	143,088
Fair value through profit or loss
Derivative financial instruments	67,181	23,314
Fair value through other comprehensive income
Derivative financial instruments	2,788	17,631
	55,643,518	39,352,181

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

29. Financial risk management
The PagSeguro Group’s activities expose it to a variety of financial risks: market risk, fraud risk (total losses), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Pagseguro Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Pagseguro Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Pagseguro Group conducted a sensitivity analysis for the following twelve months of the interest rate risks to which the financial instruments are exposed as of December 31, 2024. For this analysis, the Pagseguro Group adopted a scenario maintaining the actual interest rates of 12.15% for the CDI and two simulations with a 100 bps increase and a probable scenario for 2025 interest rates of 14.90% of the CDI. As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities, banking accounts, interbank deposits and obligations to FIDC quota holders) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (12.15%)	Simulated scenario with increase to 13.15%	Probable scenario with increase to 14.90%
Short-term investment	100% of CDI	416,693	50,628	54,795	62,087
Financial investments	100% of CDI	487,924	59,283	64,162	72,701
Compulsory reserve	100% of CDI	4,761,404	578,511	626,125	709,449
Certificate of Deposit	109% of CDI	17,038,525	(2,256,497)	(2,442,217)	(2,767,227)
Certificate of Deposit - related party	105% of CDI	1,060,961	(135,352)	(146,492)	(165,987)
Interbank deposits	110% of CDI	7,050,709	(942,327)	(1,019,885)	(1,155,611)
Banking Accounts	63% of CDI	12,030,573	(847,794)	(917,572)	(1,039,682)
Borrowings	107% of CDI	4,521,503	(587,818)	(636,198)	(720,863)
Obligations to FIDC quota holders	108% of CDI	1,151,384	(151,085)	(163,520)	(185,281)
Total			(4,232,451)	(4,580,802)	(5,190,414)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Pagseguro Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. The Company’s risk is mainly related to POS purchases. Pagseguro Tecnologia, BCPS, PSGP Mexico, Pagseguro Colombia, Pagseguro Chile and Pagseguro Peru that have revenues in other currencies and cash and cash equivalents maintained in other countries foreign currency exposure generated in companies like PagSeguro Colombia, PagSeguro Chile, are being hedged through a non-derivative forward.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
29. Financial risk management (Continued)
Equity price risk
The Pagseguro Group's non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of December 31, 2024, and December 31, 2023, the exposure to equity price from such investments was not material.
Fraud risk (total losses)
The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
(i)The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.
(ii)The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds. PagSeguro’s expenses with total losses are disclosed in note 27.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Pagseguro Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for the customers background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring; and
(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii)Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.
PagSeguro Group has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.
A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
29. Financial risk management (Continued)
Liquidity risk
The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines in order to obtain borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On December 31, 2024, PagSeguro Group held cash and cash equivalents of R$927,668 (R$2,899,060 on December 31, 2023).
The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
On December 31, 2024
Payables to third parties	7,408,721	2,902,945	607,624	638,359	84,570
Checking Accounts	12,153,386	—	—	—	—
Obligations to FIDC quota holders	—	—	—	147,729	1,151,767
Trade payables	590,500	72,092	347	291	—
Payables to related parties	—	70,285	—	50,460	1,142,913
Borrowings	2,540,481	1,409,264	—	707,278	—
Banking Issuances	4,337,470	5,435,056	806,348	2,603,457	12,943,828

On December 31, 2023
Payables to third parties	4,380,229	2,636,667	573,115	2,375,592	185,861
Checking Accounts	11,382,924	—	—	—	—
Obligations to FIDC quota holders	—	—	—	—	—
Trade payables	513,920	—	—	—	—
Trade payables to related parties	—	56,390	—	86,450	383,687
Borrowings	—	195,603	—	—	—
Banking Issuances	1,638,743	6,284,683	2,649,511	1,253,959	5,448,062
Social, environmental and climate risks
Social, environmental and climate risks are the possibility of losses due to exposure to events of social, environmental and/or climate origin related to the activities carried out by the PagSeguro Group. Management evaluated the social, environmental and climate factors in which its businesses are inserted and considers them to have a low impact on the creation of shared value in the short, medium, and long term.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
29. Financial risk management (Continued)
In the specific case of climate risks, they are divided into two categories: (i) physical risks, stemming from changes in weather patterns, such as increased rainfall, droughts, and extreme climate events, and (ii) transition risks, related to impacts associated with adaptation to a low-carbon economy, including new regulations, technological changes, and shifts in consumer preferences. For the purposes of climate risk analysis, the company uses the Task Force on Climate-related Financial Disclosures (TCFD) methodology and the methodologies within the Central Bank's regulatory framework.
Despite this, to mitigate social, environmental and climate risks, actions are carried out to analyze processes, risks and controls, follow up on new rules related to the topic and record occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, mitigation, monitoring and reporting of assessed risks complement the management of this risk at the PagSeguro Group.

30. Derivative financial instruments designated to hedge accounting
The Group trades derivative financial instruments (SWAPs) to manage its overall exposures (inflation index and interest rate).
i) Cash flow hedge
In March 2024, the PagSeguro Group entered in a US$40 million borrowing agreement maturing one-year from the execution date and the payment will occur in a single instalment as the due date. In the same operation, the Company entered into a swap, with the specific objective of protecting said borrowing from fluctuations arising from exchange variation, changing the risk to CDI. All the amount is covered with the derivative and the same due date is applied.
In March 2024, the PagSeguro Group contracted a borrowing of R$700 million with an interest rate of 100% of the CDI plus 0.90%. The Company entered into swap to change the interest rate accrual to 109.9% of the CDI with a specific objective of protect the risk from interest rate volatility for the borrowing contract changing fixed rates for CDI rates. All the amount, which includes principal and interest, are covered and the same due dates are applied.
In December 2024, the PagSeguro Group contracted two borrowings of R$1.000 million and R$1.500 million with an interest rate of 100% of the CDI plus 0.68% and 100% of the CDI plus 0.67%. In the same operations, the Company entered swaps to change the interest rate accrual to 106.6% of the CDI in both. This operation has a specific objective of protect the risk from interest rate volatility for the borrowings contracts changing fixed rates for CDI rates. All the amount, which includes principal and interest, are covered and the same due dates are applied.
In December 2024, the PagSeguro Group entered in a EU€100 million borrowing agreement with a maturity of one-year from the execution date and the payment will be made with a single instalment as the due date. In the same operation, the Company contracted into a swap, with the specific objective to protect said borrowings from fluctuations arising from exchange variation, changing the risk to CDI. All the amount is covered with the derivative and the same due date is applied.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
30. Derivative financial instruments designated to hedge accounting (Continued)
Below is the composition of the derivative financial instruments portfolio by type of instrument, asset value, liability value and fair value, financial instrument and MTM registered in OCI:

December 31, 2024
Risk factor	Financial Instruments - notional	Liabilities	Financial Instrument	Fair Value	MTM
Swap of currency USD	300,046	252,287	47,760	47,986	(227)
Swap of currency EUR	650,974	643,949	7,024	11,611	(4,587)
Swap of interest rate	3,276,352	3,275,099	1,253	(1,127)	2,380

December 31, 2023
Risk factor	Financial Instruments - notional	Liabilities	Financial Instrument	Fair Value	MTM
Swap of currency	207,608	189,427	18,181	17,631	550
ii) Fair value hedge
The PagSeguro Group implemented an economic hedge for the payroll loans to mitigate the risk of interest rate fluctuations, aiming to protect the products financial margin. The strategy used was the purchase of the one-day Interbank Deposit (DI) future, which pays the variation of the CDI over rate for the period in relation to the contracted rate.
The PagSeguro Group issued certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates) and interest fixed rates. For these certificates of deposits, the Company entered into swaps with the specific objective of protecting said deposits from fluctuations arising from inflation and high interest rates, changing them for CDI rates. All the amount, which includes principal and interest, are covered and the same due dates are applied.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
30. Derivative financial instruments designated to hedge accounting (Continued)
Below is the composition of the derivatives financials instruments portfolio by type of instrument, liability value and fair value, financial instrument and MTM registered in profit and loss:

December 31, 2024
	Notional	Fair value	MTM (a)
Payroll loans portfolio (asset)	696,626	653,009	(41,592)
Fixed rated CDB (liability)	6,710,161	6,612,694	(97,467)
Total	7,406,787	7,265,703	(139,059)
	Notional SWAP	SWAP	MTM total (b)	Profit and Loss ((a)+(b))
Payroll loans portfolio (asset)	696,626	738,911	44,311	2,719
Fixed rated CDB (liability)	6,585,080	6,651,218	69,829	(27,638)
Total	7,281,706	7,390,129	114,140	(24,919)

December 31, 2023
	Notional	Fair value	MTM (a)
IPCA CDB (liability)	698,917	697,059	(1,858)
Fixed rated CDB (liability)	951,777	944,862	(6,915)
Total	1,650,694	1,641,922	(8,772)
	Notional SWAP	SWAP	MTM total (b)	Profit and Loss ((a)+(b))
IPCA CDB (liability)	678,597	(675,381)	2,440	582
Fixed rated CDB (liability)	951,209	(943,227)	7,566	651
Total	1,629,806	(1,618,608)	10,006	1,233
The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks, Additionally, as the main financial assets and financial liabilities of the Company are measured by CDI, the PagSeguro Group’s strategy is to change any other risk factors to CDI. The PagSeguro Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Company performs the hedging account effectiveness as each reporting date test and for the year ended December 31, 2024 and the year ended December 31, 2023, these tests were effective.

31. Non-cash transactions

	For the year ended December 31,
	2024	2023	2022
Non-cash operation activities
MTM of financial assets	(82,437)	(176)	(107)

Non-cash investing activities
Property and equipment acquired through lease	8,660	53,643	53,643

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

32. Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).
The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to its fair value. Regarding financial assets, they are comprised by accounts receivable from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform comprised of transactions approved by large financial institutions in the normal course of business. The financial investments are represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 in 2024.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
32. Fair value measurement (Continued)
The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of December 31, 2024:

	December 31, 2024
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	27,730	899,938	—
Financial investments	124,945	362,979	—
Compulsory reserve	4,761,404	—	—
Accounts receivable	—	59,803,273	—
Derivative Financial Instruments		58,470
Other receivables	—	284,367	—
Judicial deposits	—	79,591	—
Receivables from related parties	—	31,849	—
Financial liabilities
Payables to third parties	—	11,642,218	—
Checking Accounts		12,030,573
Obligations to FIDC quota holders	—	1,151,384	—
Trade payables	—	663,229	—
Payables to related parties	—	1,131,246	—
Banking Issuances	—	24,089,234	—
Borrowings	—	4,521,503	—
Derivative Financial Instruments	—	69,969	—
Deferred revenue	—	145,428	—
Other liabilities	—	198,734	—

	December 31, 2023
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	654,363	2,244,697	—
Financial investments	782,612	—	—
Compulsory reserve	2,525,971	—	—
Accounts receivable	—	42,900,983	—
Other receivables	—	198,416	—
Judicial deposits	—	50,992	—
Receivables from related parties	—	32,280	—
Financial liabilities
Payables to third parties	—	10,151,463	—
Checking Accounts		11,382,924
Obligations to FIDC quota holders	—	118,986	—
Trade payables	—	513,920	—
Payables to related parties	—	476,804	—
Deposits	—	16,188,440	—
Derivative Financial Instruments	—	40,945	—
Borrowings	—	189,427	—
Deferred revenue	—	146,184	—
Other liabilities	—	143,088	—

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

33. Subsequent events
In January, 2025 the PagSeguro Group repurchased 1,581,532 shares in the total amount of R$61,452 and the average price of U$6.38.
In January, 2025 the PagSeguro Group paid R$2,521 million related a short-term borrowing contracted in December, 2024. Also, in January, 2025 the PagSeguro Group contracted a new borrowing in the amount of R$950 million with an interest rate of 107% of the CDI and maturity of one year from the execution date.
In January, 2025 the subsidiary Yamí was incorporated by Pag Participações.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 20, 2025

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer